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NATIONAL INSTRUMENT 43-101

INDEPENDENT TECHNICAL REPORT

ON THE

MANGUREDJIPA GOLD PROJECT,

NORTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO,

PREPARED FOR

LONCOR RESOURCES INC.

BY

VENMYN RAND (PTY) LTD

COMPILED BY:-	QUALIFIED PERSON:
MPAI M. MOTLOUNG	ANDREW N. CLAY
BSc. Hons (Geol), GDE (Mining)	M.Sc. (Geol.), M.Sc. (Min. Eng.),
Pr.Sci.Nat. MGSSA, MSAIMM	Dip. Bus. M.
MINERAL INDUSTRY ADVISOR	Pr. Sci. Nat., MSAIMM, FAusIMM, FGSSA,
MAIMA, M.Inst.D, AAPG, MSPE
MANAGING DIRECTOR

OUR REFERENCE:-D1075R
EFFECTIVE DATE OF THE REPORT: -29TH FEBRUARY 2012

Directors: A N Clay (British); S E Conquest; E de V Greyling; N McKenna; C A Telfer	Venmyn Rand (Pty) Ltd. trading as Venmyn Reg. No. 1988/004918/07

i

NATIONAL INSTRUMENT 43-101

INDEPENDENT TECHNICAL REPORT

ON THE

MANGUREDJIPA GOLD PROJECT,

NORTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO,

PREPARED FOR

LONCOR RESOURCES INC.

BY

VENMYN RAND (PTY) LTD

SUMMARY

Venmyn Rand (Pty) Ltd (“Venmyn”) was commissioned by Loncor Resources Inc. (“Loncor”) to compile a Canadian National Instrument 43-101 (“NI 43-101”) compliant technical report on the Manguredjipa Project, North Kivu Province, Democratic Republic of the Congo (“DRC”). Loncor’s business is based upon the exploration of mineral assets in the DRC, and has identified a number of potential exploration targets from past exploration programmes in the North Kivu Province. The Permits de Recherche (“PRs”) that Loncor has interests in are primarily gold and platinum target areas, with additional potential for tin, tantalum, niobium, tungsten, beryllium, copper and cobalt mineralisation.

Property

The Manguredjipa Project is primarily prospective for gold with additional potential for platinum. It forms part of Loncor’s mineral portfolio in North Kivu Province, which is made up of 56 obtained and applied for PRs in the North Kivu area. Loncor had obtained 28 PRs by September 2009 and applications for the remainder of the PRs have been submitted to the relevant authorities and are awaiting approval. The total area of Loncor’s North Kivu properties is approximately 970,000ha, of which the Manguredjipa Project occupies approximately 77,000ha.

Loncor has carried out an exploration programme since 2008 to prospect for gold on the Manguredjipa property. The exploration programme resulted in the identification of a number of targets, the most important of which lie within the PR1718, PR1719, PR1380 and PR1381. Loncor considers these its most prospective PRs for future exploration and are therefore the subject of this report. For all purposes, these four PRs will be referred to as the Manguredjipa Project.

Location

The Manguredjipa Project is located in the North Kivu Province of the DRC, approximately 80km northwest of Lake Edward. The project area is situated approximately 40km (95km by road) northwest of Butembo and 60km west of Beni. Manguredjipa is located approximately 370km west of Kisangani and 310km north of Bukavu.

The project lies 220km northwest of Goma, the capital city of North Kivu Province, and 275km northwest of Kigali in Rwanda. The Manguredjipa area is regionally well placed in relation to existing infrastructure and serviced by a gravel road from Butembo.

Ownership

The Manguredjipa Project is comprised of four PRs solely owned by Loncor through its DRC subsidiary (both surface and mineral rights) and the details of the mineral titles are listed in the table below.

				EXPIRY
			ORIGINAL	DATE
PR		DATE OF	DATE OF	AFTER
NO.	LICENCE NO.	ISSUE	EXPIRY	EXTENSION*	MINERALS	AREA (ha)
1380	NO CAMI/CR/103/2003	25-Oct-2003	24-Oct-2008	10-Oct-2012	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	27,440
1381	NO CAMI/CR/102/2003	25-Oct-2003	24-Oct-2008	10-Oct-2012	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,926
1718	NO CAMI/CR/2899/2007	05-Feb-2007	04-Feb-2012	27-Dec-2013	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,384
1719	NO CAMI/CR/2900/2007	05-Feb-2007	04-Feb-2012	27-Dec-2013	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	20,899

*The expiry date of each PR was extended on the basis of a Force Majeure declared by the Cadasterie Miniere (CAMI) of the DRC.

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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Geology and Mineralisation

The regional geological history of the DRC is directly relevant to the prospectivity of the North Kivu region. Several broad geological terrains occur in the North Kivu and South Kivu districts with specific, genetically related metallogenic provinces. The northern area consists of an Archaean greenstone belt and granite-gneiss basement (3.5-3.2Ga), whilst the central and southern parts comprise of Mesoproterozoic (1.6Ga-950Ma) mobile belts formed during the Kibaran orogeny dated at 1,400-950Ma.

The deposit occurs within the Kibaran orogenic belt which contains renowned metallogenic provinces genetically related to the protracted history of tectonism, volcanism and metamorphism of the belt. The local geology of the Manguredjipa Project area consists of E-W trending sequences of arkoses, conglomeratic arkose, schists and basic intrusive, as determined from literature studies.

The primary mineralisation appears to be typical of that associated with greenstone and mobile belts, where syngenetic gold has been mobilised during tectonism and complex structural and chemical controls. Concentration and re-deposition of ore minerals has occurred in veins and disseminated mineralisation along structural or chemical features.

These processes are consistent with the complex and protracted geological and tectonic history of the Kibaran Belt and the genetic model is further complicated by magmatic intrusive events that introduced epithermal fluids, heat sources and additional metallic elements. The areas are considered highly prospective as only limited exploration has taken place using modern exploration techniques.

Status of Exploration

It should be appreciated that the area is covered by dense forest and soil cover and, as a result, there is very little outcrop. According to Fiocchi (2007) alluvial gold deposits in the Manguredjipa area can be spatially associated with primary lode deposits. However, in the literature, there is no indication of whether all alluvial deposits in the region are of this nature, or if some alluvial deposits contain gold from further afield. Although this forms a good basis for arguing the genesis of the mineralisation, it has not yet been verified.

The genetic model that has been adopted at this stage is that the gold originates from greenstone belts. These greenstone belts were subjected to late stage Burundian tectonism, which resulted in hydrothermal mineralisation and concentration by metasomatism.

At this point, Loncor is concentrating on areas of known gold recovery, i.e. artisanal mining sites, to generate its targets. This, supported by the previous study by Venmyn on gold grade distribution and its association with the drainage patterns and combined geophysical survey interpretation, forms the basis of Loncor’s exploration concept. It is believed that the alluvial gold was mobilised by the drainage systems from the point source (i.e. greenstone belts) and that primary gold can be found within hydrothermal quartz veins or sugar-textured quartzite layers.

Exploration by Loncor commenced in 2008 with the interpretation of airborne magnetic and radiometric surveys which were flown over a large portion of the Loncor owned PRs by New Resolution Geophysics (NRG) in July and August 2007. The area covered by the survey is located 390km east of Kisangani and 230km north of Goma. The Manguredjipa licence area covers almost the entire southern half of the geophysical survey area. The combined geophysical survey identified 14 potential exploration targets and those occurring within the Manguredjipa licence area are summarised in the table below:-

EXPLORATION TARGETS IDENTIFIED BY GEOPHYSICAL EXPLORATION

XCALIBUR
TARGET	TARGET TYPE	TARGET DESCRIPTION	FIOCCHI’S COMMENTS
MG5 and MG6	Magnetics	Regional structural zone.	Located on the targets identified by the modelling. E-W structural feature with disseminated gold in arkoses and associated with lithological contacts and foliations.

MG7	Magnetic	Fold axis in granite-gneiss.	Outcrops of pegmatites with columbite-tantalite mineralisation. Primary wolframite, beryllium and alluvial gold.

MG8	Magnetic high	Close to regional northeast structures.	Contact zone between Kibalian gneiss, Burundian metasediments and Lower Burundian mafic complex. Historical mining for alluvial gold.

MG10	Radiometrics	Distinct Uranium anomaly.	Contact of Burundian metasediments and Lower Burundian mafic intrusive.

MG11	Magnetics	Magnetic anomalies along regional structures.	Eohe-Lenda River junction. Magnetite rich quartz veins in arkose country rock.

MG12			Contact of Burundian metasediments and Lower Burundian mafic intrusive. Lenticular quartz veins with gold and sulphide mineralisation. Diamond occurrence.

Source: Bell 2008.

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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During 2008, Venmyn carried out an analysis on historical stream sediment sampling data from the Manguredjipa Project. This analysis was graphically presented utilising Surfer® software to create a grade model of the Manguredjipa and surrounding environs.

The Surfer® model of gold grade distribution for Manguredjipa showed a clear zone of anomalously high gold grades developed across the area trending in a southwest-northeast direction. The background gold grades range between 0.2 to 1.0g/m3 and the anomalous areas reach a maximum of 4.2g/m3.

Since August 2009, Loncor has embarked on a geochemical soil and rock sampling programme based on the combined results from the geophysical interpretation and the grade distribution models. A 1km x 2km grid was designed for a target area, near the Durba adit, north of the base camp at Manguredjipa. A total of 1,190 samples had been collected by November 2009 and the results were received by the end of January 2010. A number of anomalous zones were identified on the sampling block, but no conclusive remarks can be made with regard to the results thus far. However, this work has enabled Loncor to define a new exploration work programme with a defined budget and objectives.

From 2010 until October 2011, the focus has been on the Durba, Manguredjipa West and Muhanga Prospects. Another prominent artisanal adit, named the Mont Blue Adit, was discovered within the Muhanga prospect. The following was carried out during this period:-

•	9,490m of soil gridding;

•	1,308m of trenching;

•	130m of adit mapping; and

•	260m of other channel mapping.

In the same period, the following samples were collected:-

•	35 stream samples;

•	58 Bulk Leach Extractable Gold (BLEG) samples;

•	2,385 soil samples;

•	1,669 rock grab samples;

•	130 adit channel samples;

•	818 trench channel samples; and

•	202 other channel samples.

The focus of future work will be to interpret the sample results and generate defined targets for further investigation using more sophisticated exploration techniques.

Development and Operations

Manguredjipa is at the early exploration phase and, as such, no development and operations are available to be reported on.

Conclusions and Recommendations

The information collected at the Manguredjipa Project thus far provides a positive indication for gold mineralisation in the area. The most significant deposit types that have been identified and warrant further investigation are massive quartz veins hosted within quartzite country rock. At this early stage, physical parameters of the orebody, geochemical signature and mode of formation have not been confirmed. The distribution of grade within the mineralised zones have also not been confirmed. The focus should be creating exploration models and geological descriptions that will allow for a more defined exploration target generation procedure in the future. More sophisticated exploration methods should be employed to advance geological confidence in the identified deposits.

In Venmyn’s view, continuity of this project also relies on the regulatory environment in the DRC, social interaction and artisanal miner co-operation. It is difficult, especially for a foreign company, to gain permission to conduct work in the DRC, given the multitude of administrative barriers. Although it is time consuming and costly to attain the necessary permissions to carry out work, Loncor has an active presence in the country.

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

iv

The DRC is an impoverished country with an unstable economic and political regime. The unemployment rate is high. To avoid negative impacts in the future on the surrounding communities, Loncor is building good relations with the local community and artisanal miners.

In conclusion, more exploration work is necessary to determine the potential of this project. Loncor plans to continue exploration within the identified targets and carry out a drilling programme that will include 2,000m of diamond drilling at Muhanga and continued exploration at Manguredjipa West and regional exploration in adjacent PRs to the Manguredjipa Project. A budget of USD2.2m has been set aside for exploration at Manguredjipa and other North Kivu PRs in 2012. Venmyn believes that this budget is appropriate.

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

v

TABLE OF CONTENTS

1.	INTRODUCTION			1

	1.1.	Qualified Person’s Declaration and Scope of Opinion		1
	1.2.	Sources of Information		1
	1.3.	Personal Inspection and Field Involvement		1

2.	RELIANCE ON OTHER EXPERTS			4
3.	PROPERTY DESCRIPTION AND LOCATION			4

	3.1.	Legal Aspects and Tenure		4

		3.1.1.	Surface Rights Owners	6
		3.1.2.	Acquisition Agreements and Legal Access	6
		3.1.3.	Survey of Property Boundaries	6
		3.1.4.	Royalties, Taxes and Material Agreements	6
		3.1.5.	Environmental Liabilities	7
		3.1.6.	Permits to Conduct Work	7

4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			8

	4.1.	Topography and Elevation		8
	4.2.	Vegetation and Drainage		8
	4.3.	Access to Manguredjipa Project		8
	4.4.	Population Centers and Mode of Transport		8
	4.5.	Climate and Length of Operating Season		10
	4.6.	Land Capability and Availability of Resources		10

5.	HISTORY			10

	5.1.	Historical Ownership		10
	5.2.	Historical Exploration		10

		5.2.1.	Historical Sampling Methodology	10
		5.2.2.	Assay Methodology and Accuracy	12
		5.2.3.	Summary of Historical Exploration	12

	5.3.	Historical Mineral Resource and Mineral Reserve Estimation		12
	5.4.	Historical Mineral Production		14

6.	GEOLOGICAL SETTING AND MINERALISATION			14

	6.1.	Regional Geology		14

		6.1.1.	Archaean Greenstone Belts	16
		6.1.2.	Kibaran Orogenic Belt Sequences	16

	6.2.	Local Geology		16
	6.3.	Property Geology		17
	6.4.	Mineralisation		20

		6.4.1.	Location of Mineralised Zones and Mining Infrastructure	20

7.	DEPOSIT TYPES			23
8.	EXPLORATION			24

	8.1.	Re-interpretation of Historical Data		24
	8.2.	Geophysical Survey and Interpretation		24

		8.2.1.	Survey Parameters	26
		8.2.2.	Digital Terrain Model (DTM)	26
		8.2.3.	Radiometric Survey	26
		8.2.4.	Aeromagnetic Survey	26
		8.2.5.	Summary of Geophysical Interpretation	26
		8.2.6.	Recent Soil Sampling	30
		8.2.7.	Mapping and Rock Chip Sampling	32
		8.2.8.	Channel Sampling	32
		8.2.9.	Stream Sediment Sampling	32

9.	DRILLING			35

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

vi

10.	SAMPLING PREPARATION, ANALYSIS AND SECURITY			35
	10.1.	Soil Sampling		35
	10.2.	Pit Sampling		35
	10.3.	Rock Chip Sampling		36
11.	DATA VERIFICATION			36
12.	MINERAL PROCESSING AND METALLURGICAL TESTING			36
13.	MINERAL RESOURCE ESTIMATES			36
14.	MINING METHODS			36
15.	RECOVERY METHODS			36
16.	PROJECT INFRASTRUCTURE			36
17.	MARKET STUDIES AND CONTRACTS			36
	17.1.	Market Review of Gold		37
		17.1.1.	Demand	37
		17.1.2.	Supply	37
		17.1.3.	Gold Price Trend	39
		17.1.4.	Gold Market Outlook	39
18.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			40
19.	CAPITAL AND OPERATING COSTS			40
20.	ECONOMIC ANALYSIS			40
21.	ADJACENT PROPERTIES			40
22.	OTHER RELEVANT DATA AND INFORMATION			41
	22.1.	Country Profile for the DRC		41
		22.1.1.	Political and Economic Climate	41
		22.1.2.	Minerals Industry	41
		22.1.3.	Minerals Industry Policy	41
		22.1.4.	Physiography and Climate of the DRC	42
		22.1.5.	Political Risk	42
23.	INTERPRETATION AND CONCLUSIONS			42
24.	RECOMMENDATIONS			43
25.	REFERENCES			44
26.	DATE AND SIGNATURE PAGE			45

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

vii

LIST OF FIGURES

Figure 1: Regional Location of the Manguredjipa Project	2
Figure 2: Corporate Structure of Loncor Resources Inc	3
Figure 3: Infrastructure and Legal Tenure Plan for the Manguredjipa Project	5
Figure 4: Drainage Systems of the Manguredjipa Area	9
Figure 5: Regional Geology of the North Kivu Area	15
Figure 6: The Local Geology of the Manguredjipa Project	18
Figure 7: The Detailed Geological Interpretation of the Manguredjipa Camp Area	19
Figure 8: Model of the Gold Grade Distribution Superimposed on the Drainage Pattern	21
Figure 9: The Location of the Prominent Prospects Identified in the Manguredjipa Project	22
Figure 10: The Digital Terrain Model of the Manguredjipa Project	25
Figure 11: Radiometric Survey (K:U:Th) Map and Interpretation for the Manguredjipa Project	27
Figure 12: Aeromagnetic Survey Interpretation Map of the Manguredjipa Project	28
Figure 13: Summary Geophysical Interpretation Map of the Manguredjipa Project	29
Figure 14: The Soil Sampling Locations and Anomalies within the Manguredjipa Project	31
Figure 15: Location of Rock Chip Samples in the Manguredjipa Project	33
Figure 16: Stream Sediment Sampling for the Manguredjipa West Project	34
Figure 17: Pie chart Showing the Uses of Gold Relative to Each Other in 2010	37
Figure 18: Gold Spot Price (USD) Feb 2000 Feb 2012	39

LIST OF TABLES

Table 1: Details of the PRs held at Manguredjipa Project	4
Table 2: Summary of Fees and Taxes due to CAMI for Manguredjipa PRs per Carré	6
Table 3: Summary of Fees and Taxes due by Loncor (2010-2013)	7
Table 4: Summary of Historical Sampling Methodology	11
Table 5: Compilation of the Exploration Data for the Manguredjipa Area (Fiocchi, 2007)	13
Table 6: Historical Gold Production from Lenda Division Gold Field	14
Table 7: Production Results from the Manguredjipa Drainage from Mining in 1950	14
Table 8: Airborne Magnetic and Radiometric Survey Parameters	26
Table 9: Summary of Geophysical Exploration and Identification of Targets	30
Table 10: Summary of Soil Sampling in the Manguredjipa Project	32
Table 11: Rock, Trench and Channel Sampling Summary for Manguredjipa Project	32
Table 13: Estimated Global Gold Reserves (t)	38
Table 14: Estimated Global Gold Production for 2009 and 2010 (t)	38
Table 12: Types of Mineral Licences in the DRC	42
Table 15: Exploration Timeline in 2012 for Manguredjipa Project	43

LIST OF APPENDICES

Appendix 1: Glossary of Terms	46
Appendix 2: Abbreviations	48
Appendix 3: Qualified Person’s Certificate	49
Appendix 4: The Licenses for Manguredjipa Project	58
Appendix 5: Letters from the CAMI to Loncor with Regard to the Force Majeure	62
Appendix 6: Historical Exploration Activity for Manguredjipa Project	68

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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1.	INTRODUCTION

This report presents a technical description of the Manguredjipa Project, North Kivu, DRC (Figure 1) by Venmyn, as requested by Loncor. Loncor is a mineral exploration company, whose core business is based in the DRC. Loncor is focused on the exploration for gold and platinum projects within this country.

The corporate structure of Loncor is shown in Figure 2. Exploration in the Manguredjipa Project has been carried out by Loncor Resources Congo S.P.R.L, a wholly owned subsidiary of Loncor, which is based in the DRC.

The purpose of this report is to incorporate all the exploration work that has been carried out by Loncor at the Manguredjipa Project up to and including 30th November 2011 into a NI43-101 compliant technical report. In so doing, the project’s potential will be presented.

This report presents the geology of the project, both from a regional and local context, the type and style of mineralisation and also the exploration work that Loncor has carried out to-date. The results of this work and the revised exploration budget and work programme are also presented.

1.1.	Qualified Person’s Declaration and Scope of Opinion

Venmyn is an independent advisory company. Its consultants have extensive experience in preparing NI43-101 technical, competent persons’, technical advisers’ and valuation reports for mining and exploration companies.

The Qualified Person for the purpose of this report has more than 30 years of experience in the mineral industry, in the assessment and evaluation of mining projects and is a member in good standing of appropriate professional institutions. The Qualified Person is qualified to express his professional opinion on the mineral assets described. To this end, a Qualified Person’s Certificate is presented in Appendix 3.

Neither Venmyn nor its staff have, or have had, any interest in this project capable of affecting their ability to give an unbiased opinion and have not, and will not, receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Loncor has warranted in writing that it has openly provided all material information to Venmyn, which, to the best of its knowledge and understanding, is complete, accurate and true.

1.2.	Sources of Information

Information was acquired from the prospectivity report by Venmyn, on Loncor’s gold and platinum PRs of the North Kivu Province in the DRC, completed on 21st October 2008. Information regarding the current exploration activity was sourced from the Exploration Manager, Fabrice G. Matheys, in the form of technical reports and presentations, exploration plans, exploration results, digital maps and personal communication. Information regarding ownership, corporate matters and legal tenure was provided by Loncor’s regional office in Kinshasa.

1.3.	Personal Inspection and Field Involvement

The Venmyn team, including the Qualified Person, undertook two site visits to fulfil the auditing and data verification requirements for the Manguredjipa Project. The first site visit was carried out in June 2011, for the purposes of data verification and database audits. The second, more detailed and field orientated site visit was carried out between the 14th and 19th November 2011 for the Manguredjipa Project, as well as Loncor’s other project in the vicinity, the Ngayu Project.

The site visit to the Manguredjipa Project was undertaken on the 16th November. During the site visit Venmyn was able to review channel sampling procedures in the field, the hand-held GPS survey accuracies and geological information gathered during various exploration activities. Venmyn is satisfied that all geological information gathered has been accurately collected, recorded and interpreted.

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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VENMYN
Independence you can trust
FIGURE 01
Loncor NI 43-101 - Manguredjipa Project

REGIONAL LOCATION OF THE MANGUREDJIPA PROJECT

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
Bangui
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
MANGUREDJIPA PROJECT
Kisangani
Beni
UGANDA
GABON
CONGO
Mbandaka
LONCOR NORTH KIVU PROSPECTS
NORD KIVU
Goma
RWANDA
Bukavu
SUD KIVU
BURUNDI
KINSHASA
CABINDA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
TANZANIA
BAS-ZAIRE
Matadi
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
SHABA
ANGOLA
Atlantic Ocean
Lubumbashi
ZAMBIA
Scale
300km
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary

Source: DK World Atlas

D1075MLoncor2011

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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2.	RELIANCE ON OTHER EXPERTS

This technical report has been prepared by utilizing information gathered from Venmyn’s 2008 prospectivity report on Manguredjipa and other PGE and gold projects in the North Kivu Province of the DRC. Venmyn has used the other reports and recent information pertaining to legal tenure, past and future exploration expenditure. Recent exploration results have been used in the compilation of this technical report.

Where possible, Venmyn has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with various reporting codes and, in particular, National Instrument 43-101.

Loncor has warranted that it has openly provided all material information to Venmyn, which, to the best of its knowledge and understanding, is complete, accurate and true, having made due enquiry.

Venmyn is not aware of any current or pending litigation or liabilities attached to any of the Loncor exploration projects.

3.	PROPERTY DESCRIPTION AND LOCATION

The Manguredjipa Project is a gold project located in the North Kivu Province of the DRC, approximately 80km northwest of Lake Edward, as shown in Figure 1. Manguredjipa forms part of Loncor’s extensive North Kivu property, extending over an area of approximately 97,000ha. The project was delineated from Loncor’s exploration programme commissioned in 2008 as one of the primary targets to pursue and conduct further studies on. The project consists of PRs 1380, 1381, 1718 and 1719 as shown in Figure 3. The project has since been delineated into three prospective targets, namely Durba, Manguredjipa West and Muhanga.

Manguredjipa is situated approximately 40km (95km by road) northwest of Butembo and occupies an area of approximately 77,000ha. It is located approximately 60km west of Beni, 370km west of Kisangani. Manguredjipa is situated approximately 220km northwest of Goma and 275km northwest of Kigali in Rwanda. The Manguredjipa area is regionally served by primitive infrastructure and serviced by a gravel road from Butembo.

3.1.	Legal Aspects and Tenure

The Manguredjipa Project is made up of four PRs as shown in Figure 3, which were issued by the CAMI to Banro Congo, for the right to explore for gold, platinum, silver, copper, cobalt, tungsten, tantalum and niobium. The licence certificates for all four PRs are included in Appendix 5 and the details are summarised in Table 1.

Table 1: Details of the PRs held at Manguredjipa Project

PR NO.	LICENCE NO.	ISSUED TO	DATE OF ISSUE	ORIGINAL DATE OF EXPIRY	EXPIRY DATE AFTER EXTENSION *	MINERALS	AREA (ha)
1380	NO CAMI/CR/103/2003	Banro	25-Oct-2003	24-Oct-2008	10-Oct-2012	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	27,440
1381	NO CAMI/CR/102/2003	Congo	25-Oct-2003	24-Oct-2008	10-Oct-2012	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,926
1718	NO CAMI/CR/2899/2007	Banro	05-Feb-2007	04-Feb-2012	27-Dec-2013	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,384
1719	NO CAMI/CR/2900/2007	Congo	05-Feb-2007	04-Feb-2012	27-Dec-2013	Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	20,899

*The expiry date of each PR was extended on the basis of a Force Majeure declared by the Cadasterie Miniere (CAMI) of the DRC.

The Manguredjipa Project PRs are valid for five years, renewable twice for a further five years, therefore the total permit life is 15 years. Upon each renewal, the PR area must be reduced by at least 50%. Loncor and Banro Congo signed a transfer agreement with respect to PRs 1380 and 1381 on 15th April 2004 in which all exploration rights were reassigned to Loncor for the minerals stated in Table 1.

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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VENMYN
Independence you can trust

FIGURE 03

Loncor NI 43-101 - Manguredjipa Project

INFRASTRUCTURE AND LEGAL TENURE PLAN FOR THE MANGUREDJIPA PROJECT

Ngayu
Oriental Province
Manguredjipa
North Kivu Province
DRC
Atlantic Ocean
N 1°00'
0°00'
S 0°30'
E 28°00'
Manguredjipa Project Area
Beni
Lubero
Lutunguru
Lake Edward
UGANDA
0
Scale
20km
3368
3374
3376
3359
3373
3375
3360
1714
1715
1716
1717
1376
1718
1719
1379
1380
1381
1377
3380
1378
1720
1721
1384
1385
1386
1722
1723
1387
3379
1388
1389
1390
1391
1392
1393
1394
1395
1396
1397
3385
1724
1727
1098
1399
140
1401
1402
1726
1098
1403
1404
1405
1727
1406
3387
3384
3383
LEGEND
Manguredjipa Project (PR 1718, 1719, 1380, 1381)
Gold Primary Deposit
Au Pt Possible Primary Deposit
Town
River
Road
Loncor North Kivu Project Area
Manguredjipa Project
1399 PR Number
Loncor Prs Force Majeur (12/17/2009)
Banro
Goldbelt
Loncor
Force Majeur to be declared shortly
PR to be relinquished shortly
D1675MLoncor2011Manguredjipa

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Loncor made an application to the CAMI, after the civil unrest in North Kivu area between 2007 and 2009, for it to recognise a Force Majeure over the PRs in question from 25th September 2007 to 11th September 2009. CAMI granted the Force Majeure, which extended the life of the permit to 10th October 2012. Letters from CAMI to Loncor with respect to the Force Majeure are included in Appendix 6.

For PRs 1718 and 1719, Banro Congo applied for a Force Majeure to be declared on the properties. This was granted by CAMI and the period of the permits extended to 27th December 2013. Loncor signed an agreement with Banro Congo to transfer the two PRs to Loncor’s ownership on 29th August 2008.

The mineral titles were ceded to Loncor Congo through transfer agreements. As the new title holder, this would imply that Loncor Congo would assume all responsibilities and obligations as stipulated by the Mining Code (i.e. pay surface fees, pay surface taxes, file annual environmental reports and mitigate environmental damages caused by exploration work) and benefit from all rights (i.e. right to carry out exploration and the right to convert the exploration permit to an mining permit, should an economic deposit be identified).

3.1.1.	Surface Rights Owners

According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated; therefore, Loncor owns the licences to both the surface and mineral rights to the Manguredjipa Project.

3.1.2.	Acquisition Agreements and Legal Access

PRs 1380 and 1381 were issued to Banro Congo on 25th October 2003. These permits were originally valid for 5 years; i.e. to 24th October 2008. A Transfer Agreement was signed between Banro Congo and Loncor Resources Congo S.P.R.L on 15th April 2004. PRs 1380 and 1381 were transferred from Banro Congo to Loncor Congo in this agreement, attached as Appendix 7.

PR 1718 and 1719 were issued to Banro Congo on 5th February 2007. These permits were originally valid for 5 years; i.e. to 4th February 2012. On 29th August 2008, Transfer Agreements were signed between Banro Congo and Loncor Resources Congo S.P.R.L. PRs 1718 and 1719 were transferred from Banro Congo to Loncor Congo in exchange for a fee of USD10,000.

3.1.3.	Survey of Property Boundaries

The property boundaries for the Manguredjipa Project have not been surveyed by a registered surveyor and physically demarcated. This is mainly due to the uncertainties pertaining to security of tenure (i.e. civil unrest) and logistics. Loncor has confirmed that, once all the PRs have been granted for this project, a registered surveyor will be commissioned to survey the property boundaries. The exploration team has, however, surveyed the property boundaries by means of hand-held GPS devices.

3.1.4.	Royalties, Taxes and Material Agreements

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. Table 2 summarizes the surface fees and surface tax payment schedule for the permits’ 15 year life. Section 22.1.3 details the requirements of the DRC.

Table 2: Summary of Fees and Taxes due to CAMI for Manguredjipa PRs per Carré

	YEAR
TYPE OF TAX	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Surface Fee (USD)	3.07		31.69			52.10					149.22
Surface Tax (USD)	2.05	3.07	3.58	4.09

All surface fees and provincial taxes for the Manguredjipa Project have been paid and the permits are currently in good standing. Table 3 summarizes the surface fee and provincial tax payments which were made for 2011 and which will have to be made in subsequent years in order to keep the PRs in good standing.

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Table 3: Summary of Fees and Taxes due by Loncor (2010-2013)

PR		SURFACE FEES (USD)				PROVISIONAL TAXES (USD)
NO.	LICENCE NO.	2010	2011	2012	2013	2010	2011	2012	2013
1380	NO° CAMI/CR/103/2003	10,395	10,237	7,965	NA	1,155	1,320	1,320	NA
1381	NO° CAMI/CR/102/2003	FM	FM	FM	FM	FM	FM	FM	FM
1718	NO° CAMI/CR/2899/2007	411	5,629	6,180	6,112	479	697	797	797
1719	NO° CAMI/CR/2900/2007	755	8,632	9,476	9,372	880	1,069	1,222	1,222

FM: Force Majeure

Should exploration lead to the discovery of an economic deposit the PR holder has the right to apply for a Permit d’Expoitation (PE) or Exploitation Permit. The PE gives the title holder the right to carry out exploration, development, construction and exploitation works for a specific mineral. This includes the right to conduct mining operations, process and sell the mineral extracted. PEs are valid for 30 years, and renewable for 15-year periods until the end of the mine’s life.

The Mining Code levies a 4% royalty on the production of precious stones and a 2.5% royalty on precious metals. Furthermore, the Mining Code stipulates that a 5% free-carried interest be awarded to a Congolese State owned company at no charge. Surface Fees for PEs are USD6 per hectare (approximately USD511 per carre), irrespective of commodity. According to DRC law there is no export duty on marketable products though a 30% corporate tax rate is applied on corporate profits. Apart from the two Transfer Agreements between Banro Congo Mining and Loncor Resources Congo, Loncor has not entered into any other agreements which could have a material impact on the Manguredjipa Project.

3.1.5.	Environmental Liabilities

Loncor has currently no environmental liabilities or penalties pending for the Manguredjipa site. At this phase of exploration, very little environment impact has been made. Wherever possible, access has been gained via existing roads and tracks. Trenches that have been dug for sampling purposes will be rehabilitated fully once the sampling process has been completed. The exploration camp has been built and planned to last for as long as the project continues. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not foresee any significant environmental expenditure at this stage of the project.

3.1.6.	Permits to Conduct Work

The DRC Mining Code stipulates that the PR holder must submit a Plan d’Attenuation et de Rehabilitation or PAR report after the PR has been granted and before exploration can commence. The PAR is an environmental report which outlines the environmental impacts of the exploration programme and identifies measures the company will take to mitigate those impacts. Once the PAR is approved, CAMI issues an Authorization de Commencement des Travaux (CDT), which is a permit authorizing the PR holder to carry out exploration work.

The PAR report for PRs 1380 and 1381 was approved by CAMI on 21st May 2007 and the PAR report for PRs 1718 and 1719 was approved by CAMI on 12th November 2007. All CDTs associated with these PAR approvals were issued at that time.

In addition to submitting the PAR report, the title holder is also obliged by the Mining Code to submit an Annual Environmental Report (AER) which summarizes the exploration activities which took place during the previous year and the steps taken by the company to mitigate those impacts. Failure to submit the report before the annual deadline results in a USD1000/day penalty. The first AER must be delivered one year and ninety days after the approval of the PAR report, and on the anniversary of that date thereafter.

Since the PAR report for PRs 1380 and 1381 was only approved on 21st May 2007, the first AER was submitted on 20th August 2008. There was no AER submitted in 2009 as the permits were under Force Majeur. The 2010 AER will have to be submitted by 20th August 2010. For PRs 1718 and 1719, AERs have been submitted for 2010 and 2011.

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4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1.	Topography and Elevation

The Manguredjipa Project area occurs to the south of the Mobissio and Mutumbi highland ridge which trends northwest-southeast across the region. This elevated ridge forms the main watershed of the region, as shown in Figure 4. Topographically the area is hilly with deeply incised valleys with an average elevation of 1,000mamsl, ranging from 700mamsl to 1,500mamsl. The hilltops rise more than 50m above the surrounding drainage basins and in the western Lenda-Biaboy basins the hills are steeply sided with slope angles of up to 35°. The hills in the southern Eohe basin are less steeply sided, with slopes of 15°.

4.2.	Vegetation and Drainage

The area is covered by equatorial rain forests and thick grassy hilltops. Scattered rubber and palm tree plantations date from the colonial era. The drainage systems of the Manguredjipa area were designated with particular numbers by the original exploration team. Each major river was identified by name and facing downstream from the headwaters, the tributaries were assigned numbers, preceded by D for droite ‘on the right’ and G for gauche meaning ‘on the left’ as indicated in Figure 4.

This system of nomenclature has been retained in this report for ease of reference. Venmyn noted inconsistencies with regards to River nomenclature, for example: Balongia/Balongea; Lenda/Linda; Biaboy/Biaboye; Ibina/Byena or Biena. South of the main watershed shown in Figure 4, the main drainage system is the Lenda (or Linda) River whose headwaters rise southeast of the Manguredjipa Camp and flow westerly across the region.

The Mobissio and Biaboy Rivers are tributaries of the Lenda (or Linda) East River flowing south and westerly to join the Lenda (or Linda) West River. To the north of the watershed, the Ibina River is the main drainage system which parallels the Lenda (or Linda) River and also flows in a westerly direction.

The Balongia River forms part of the headwaters of the Ibina River and rises just east of Manguredjipa, flowing westwards and then in a northwards direction to ultimately link with the main westerly flowing Ibina drainage. In more detail, the Manguredjipa Project is cross-cut by numerous rivers and streams as indicated in Figure 4. Manguredjipa appears to be situated over the point at which drainage systems diverge, one to the Lenda River westwards and the other to the Ibina River eastwards.

4.3.	Access to Manguredjipa Project

The general road network and location of the towns and villages in the project area are shown in Figure 3. Access to the area is primarily by gravel road from Butembo. The area can be reached by light aircraft due to the existence of an airstrip near the old Manguredjipa camp. Other usable airstrips are situated in Butembo, Lubero and Beni (Figure 3). An 800m airstrip is located at Etaetu approximately 58km west of Manguredjipa. The main road north from Goma to Beni also provides access to the towns of Lubero and Butembo. Existing infrastructure is best developed and therefore concentrated along the main road between Goma in the south and Beni in the north.

4.4.	Population Centers and Mode of Transport

The nearest village to the site is Mangazi village, situated a few kilometres south of the main artisanal workings. The Manguredjipa property lies within the Lubero Territory under the collectivite of Bapere. The indigenous people are Bapiri and their main source of income is through subsistence farming and artisanal mining. Goma, Butembo and Beni are the principal commercial centres in the northeastern DRC. Loncor has constructed an exploration camp close to the project which houses the exploration team (Figure 4).

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa Project is well placed. The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008, but is constantly maintained by Loncor for ease of passage. The project’s exploration team utilises mainly utility vehicles and, where there are no roads, they travel on foot. In some cases a helicopter or a light air craft can be utilised to gain access to remote areas.

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VENMYN
Independence you can trust

FIGURE 04

Loncor NI 43-101 - Manguredjipa Project

DRAINAGE SYSTEMS OF THE MANGUREDJIPA AREA

DRAINAGE SYSTEMS - NORTH KIVU
Ngayu
Oriental Province
Manguredjipa
North Kivu Province
DRC
Atlantic Ocean
Mt. Mutumbi
Mt. Mobissio
Mt. Edongoa
Mt. Nguma
Camp Manguredjipa
LEGEND:
Highland - Watershed
Mountain
Permis de Recherches (PR)
0
Scale
10km
E 28°30'
E 28°45'
E 29°00'
N 0°30'
N 0°15'
MANGUREDJIPA PR AREA - DRAINAGE AND INFRASTRUCTURE
Manguredjipa Drainage
Adit
Gita A
Camp Manguredjipa
Mabea
Manjemba
Lenda
Manguredjipa
Makwasu
Malele
Mangingi
Mokwasu
LEGEND:
Road
River
Area of Gold Recovery
0
Scale
10km
28°45'
0°22'

D1675MLoncor2011Manguredjipa

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4.5.	Climate and Length of Operating Season

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February north of the equator. South of the equator the wet season is from November to March and the dry season (April to October). The climate facilitates exploration and mining activities all year round. Exploration is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and work in the field is difficult.

4.6.	Land Capability and Availability of Resources

The land around the Manguredjipa Project is mainly equatorial rain forest, with very tall trees and grass. A few wild animals exist in and around the area but most have been hunted out by the local population. Natural water sources are abundant as highlighted in previous sections. Groundwater potential has not been investigated. The Mangazi village is a potential source for manpower and a node for development. The surrounding community carries out some subsistence farming for their own needs and for trade in nearby towns. At this stage the electricity supply at the base camp in Manguredjipa is through a 5kVA petrol generator. Loncor intends to purchase a 15kVA diesel generator in the near future to supplement the current electricity supply.

5.	HISTORY

5.1.	Historical Ownership

A number of exploration companies have operated within the North Kivu area as shown in Appendix 6. Exact details of ownership have not been properly recorded but the following comments are relevant. The Belgians explored the DRC extensively from the late 1800s through to 1960. Remarkably, the Belgians sampled every river and tributary using sluices for gold and diamonds, recording their findings onto detailed plans held at the Tervuren Museum in Brussels. The area was historically a significant producer of alluvial gold and platinum. Exploration and mining took place from 1923 to 1960 when low gold prices and civil unrest caused the cessation of activities. Throughout this period, a total of 2,000kg of gold combined with platinum was produced.

5.2.	Historical Exploration

Alluvial gold was first reported in the North Kivu region in 1913 and reports of gold discoveries continued into the 1920s. Regional infrastructure to support the mining industry was established from the 1930s with the town of Butembo becoming the main mining centre in the region. Intense exploration for alluvial and primary precious metals was conducted over a period of about fifty years. Appendix 8 presents a summary of the exploration activities of various companies in the North Kivu Province. Exploration was primarily for platinum in river drainages, as shown in Figure 4, from 1930 to 1972. Exploration included both surface and underground investigations using systematic sampling, pitting and trenching.

According to Fiocchi (2007), historic exploration and production on the Manguredjipa Project area was from the Lenda drainage (Figure 4) which was explored and exploited for alluvial gold from 1925 to 1960. The term “Division Lenda” in various reports, has been noted as referring to the entire goldfield including Manguredjipa, Motokolea, Mabea, Makwasu, Eohe and Biaboy (Figure 4).

5.2.1.	Historical Sampling Methodology

Various reports that contained information on historical exploration in the North Kivu Province, compiled by the Belgian Tervuren Museum, were made available to Venmyn for analysis.

The references in various reports indicate that at least two stream sediment sampling campaigns were conducted in the Lenda drainage basin between 1923 and 1972.

The sampling methodology employed during these campaigns is summarised in Table 4. Firstly, a stream sediment sampling/mining programme was apparently undertaken in the manner described in Table 4. However, no grid lines, traverses or pit positions were indicated on the maps that accompanied the exploration reports.

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Table 4: Summary of Historical Sampling Methodology

TYPE OF DEPOSIT	TYPE OF PROSPECTING	GRID	SAMPLE TYPES	SAMPLE SIZE AND PROCESSING	ANALYTICAL TECHNIQUE
	Reconnaissance stream sediment sampling	Pits sunk at 500m intervals, 20 to 50m apart	Gravels	Sieved in the field to - 1mm, -80mesh sieve in field laboratory

	Semi - systematic	200m grid perpendicular to river, pits dug 10 to 20m apart		Overburden, gravel and bedrock separately excavated and panned.

Alluvial	Systematic Sampling	50 to 100m lines with pits at 5 to 10m apart. Pits 1.25m x 0.8m and to bedrock.	Overburden, gravel and bedrock mixed to form composite sample.	Overburden, gravel and bedrock separately excavated and panned.

	Geochemical Soil Sampling	Unknown	Auger drill hole samples		Colorimetric

Eluvial	Same as above	200m grid perpendicular to river, pits dug 10 to 20m apart	Gravels

Primary	Preliminary	25 to 50kg/m	Bedrock	Broken by hand to -4mm, crushed in mortar and pestle to -2mm, through Jones separator, reduced volume panned	25kg sample taken for amalgamable Au laboratory assay

	Trenching	40m intervals perpendicular to mineralisation	Bedrock	Sections 1m long, 25cm wide and 5cm deep. 50kg sample taken	Sent to laboratory for amalgamable Au assay

Underground	Channel samples in underground facies		Host rock and mineralised zone	25kg material in 1m x 25cm section	If mineralisation was irregular 1,000 to 5,000kg bulk sample taken and processed in pilot plant

Source: Venmyn, 2008

It seems that from the sample locality maps, sections of the streams were treated to obtain a gold concentrate for a particular river section. The maps suggest that the choice of river section was not determined on a systematic basis, as the sampling blocks do not have regular line spacing. The location and possibly the area of the river section treated, were noted, together with the total weight of gold collected and the cubic metres of sample treated.

These data sets were plotted on the maps supplied to Venmyn and the gold grades quoted as grams per cubic metre. Venmyn decided to retain these grade units and not attempt to convert them to g/t, as the nature of the original sample material is unknown and any specific gravity estimate applied to covert volume to tonnage would be speculative.

Secondly, Fiocchi (2007) indicated that geochemical soil and bedrock surveys were conducted (Table 4). Venmyn could not identify the numbered traverses although some unknown traverses are marked on the maps supplied.

Furthermore, underground exploration was also undertaken but no adit positions could be identified on the maps and the sample assay results do not indicate from where they originated.

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5.2.2.	Assay Methodology and Accuracy

It is important to note that the gold values quoted in this report have in all probability been determined by two methods as follows:-

•	assay results were determined prior to 1960 and were for amalgamable gold, not total gold content. The gold content was determined by colorimetry with detection limits of 0.7g/t. It would be reasonable to suggest that the grades quoted in this report on assay results were probably lower than the actual true grade; and

•	gold grades from the stream sediment sampling were probably not assayed but quoted as grams recovered. This methodology has its own inherent inaccuracies and therefore is also likely to be on the low side.

As a result of the above, the gold content determinations cannot in any way be considered accurate and should be interpreted as comparative values relative to country rock, rather than as quantitative reflections of actual gold content.

Furthermore the differences in detection limits and accuracy between the two methods of determining gold content makes comparison of the two data sets problematic. In any case, this data is for indicative purposes only and not definitive.

5.2.3.	Summary of Historical Exploration

The data extracted from Fiocchi (2007) on the exploration results for the Manguredjipa Project is summarised in Table 5. A geological map constructed by Venmyn in its 2008 report from the exploration activities, detailed in Fiocchi (2007), is shown in Figure 7.

Several points should be noted. The location of sample site “Gite A” is not marked on any map available to Venmyn but its position has been provisionally included in Figure 4 from a description of the site in Fiocchi (2007).

The summary of the past exploration serves to indicate that areas of primary mineralisation exist, both as disseminated ore bodies and quartz veins and these areas are situated on the following drainage systems as noted in Figure 4:-

•	Manguredjipa drainage at D1, D2, D3, D4 (plus Gite A) to D7;

•	source of Mabea River D5 and D6;

•	Mabea D2;

•	source of Potopoto and D1; and

•	Makwasu D6, D3 and G4.

•

5.3.	Historical Mineral Resource and Mineral Reserve Estimation

No compliant or reasonably complete historical Mineral Resources or Reserves Statement is available for the Manguredjipa Project. This information has not been recorded due to the fact that exploration was not focused primarily in the Manguredjipa Project, but rather in the Lenda Goldfield. Exploration was also carried out by diverse companies and individuals, who kept poor records of resources and reserves estimates. Most of the exploration took place in the early 1900s which is an era before international reporting codes for mineral resources were developed.

•
•

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Table 5: Compilation of the Exploration Data for the Manguredjipa Area (Fiocchi, 2007)

REGION	EXPLORATION METHOD	DEPOSIT TYPE	MINERALISATION	COMMENTS
Manguredjipa River Area	Pitting, trenching, surface and underground sampling, adits, auger and diamond drilling.	Elluvial, alluvial gravels.	Auriferous quartz in gravels with angular quartz grains. Primary gold in E -W trending quartz veins.	Sampling results given in Table 7 but actual location of sample sites not given in documentation available to Venmyn.

Intersection of Manguredjipa, Makwasu and Potopoto Rivers	Pitting, trenching, surface and underground sampling, adits, auger and diamond drilling.	Unknown	Unknown.	Area 5km x 1km with good anomalies and recommended for further follow-up work to the east.

Potopoto Manguredjipa	Geochemistry on small grid of 20m.Follow up of pitting and assays.	Unknown	Unknown.	Faulted area required small sampling intervals.

Manguredjipa D1 and D2	Unknown.	Primary	Quartz vein along contact between arkose and basic intrusive.	None.

Manguredjipa D3	Geochemistry.	Primary	Quartz vein 1m wide with traces of Au in upper reaches of stream. Five other veins with grades 0.25g/t Au.	Au anomaly found.

Manguredjipa D4 - "Gite A" Figure 4	Underground works at 34 and 51m level below surface.	Primary, alluvial and elluvial	Pockets of mineralisation 1.2 - 19.m thick striking 20 - 30m associated with vertical faulting and the contact between arkose and schist. Difficult to ascertain from the report whether the ore body is a stockwork or disseminated or a combination of both. Au associated with pyrite in places.	Alluvial gravel mined, associated with arkoses in upper stream and quartzites further downstream. Two set of faults are noted N-S and E-W. The N-S fractures are younger and unmineralised.

Manguredjipa "Gite A" to D7	Unknown.	Primary	Gossan of a quartz vein with coarse, nuggety Au. Several types of mineralisation present:- sulphide bearing dissemination in arkose; quartz stockwork in purple schists; quartz veins: sulphide disseminations in basic intrusives.	None.

Manguredjipa Hill OB, west of "Gite A"	Unknown.	Unknown	Lenticular ore bodies in arkose with grades <3g/t Au.	None.

Source of Mabea River	Explored by two underground adits.	Primary plus elluvial deposits	Fissures striking E - W filled with Au bearing quartz 400m in length, width 0.1 to 1m with grades of 2.1 to 11g/t. Visible gold associated with tourmaline. Thickness and grade of veins increased with depth: Level 0 - 5g/t Au thickness 0.35m and Level 9 - 18g/t Au with a thickness of 1m.	Extension of the fault noted at "Gita A". Fissures trend N-S and dip 20° to 40°W.

Mabea D2 and Potopoto D1	Pitting, trenching, surface and underground sampling, adits, auger and diamond drilling.	Disseminated primary Au, with alluvials at Mabea D2 and Potopoto D1.	Low grade, disseminated Au in quartzites, arkoses schists and diorites. High grade pods of disseminated Au but ore body size of limited extent.	Underground cross cut shows dislocation of vein along fault plane.

Mabea D1 and D4	Unknown.	Unknown	Mineralisation noted.	Mention made in Fiocchi (2007) of prospecting lines L36W and L64W.

Source of the Potopoto	Unknown.	Unknown	Five quartz veins. One vein 75m long 30cm wide with a grade of 7g/t Au, associated with tourmaline.	Eastern extension of the quartz lode of the Mabea headwaters.

Eohe	Unknown.	Primary	Quartz vein with grade of 1.7g/t. Disseminated mineralisation in schists with grades of 0.1 to 1.6g/t Au.	None.

	Unknown.	Alluvials along D6. G4 primary gold.	Alluvials have angular gold. G4 quartz vein 150m along strike 50cm wide with grades of 0.2 to 0.6g/t Au.	Eastern Extension of the Manguredjipa orebodies.
Makwasu	Unknown.	Disseminated gold in arkose at D3.	Grades of 10g/t Au in elluvial deposit. Also a quartz stockwork noted between D3 and Potopoto with grades of 2.25 and 3,2g/t Au.	None.

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5.4.	Historical Mineral Production

No details are available with regards to the mining operations conducted in historical times. A record of gold production for some areas is available from the Tervuren sources.

The total gold production from the Lenda (Figure 4) deposits is summarised in Table 6. The Manguredjipa alluvial deposits were the most important gold producing targets and have been systematically explored for elluvial and primary gold targets by companies in the past.

Table 6: Historical Gold Production from Lenda Division Gold Field

		GOLD PRODUCTION
REGION	DATE	(kg)
Manguredjipa	1931 to 1952	2,105
Motokolea	1925 to 1937	1,030
Eohe	1934 to 1956	1,255
Biaboy	1934 to 1945	870
Hte-Biaboy	1937 to 1941	350
Others	1930 to 1959	2,970
TOTAL	1925 to 1960	8,580

Source: Venmyn, 2008

The production figures for the Manguredjipa and Potopoto (shown in Figure 4) areas between 1950 and 1952 are presented in Table 7, but the actual sample localities are largely unknown.

Table 7: Production Results from the Manguredjipa Drainage from Mining in 1950

		VOLUME	GOLD	GOLD
		EXCAVATED	WEIGHT	GRADE
AREA	TRIBUTARY	(m3)	(g)	(g/m3)	DEPOSIT AND MINERALISATION
A	Unknown	3,000	745	0.25	Alluvial and elluvial
B	Unknown	3,700	690	0.20	Terrace gravel
C	Unknown	13,300	3,260	0.25	Terrace gravel
D	D3	21,000	6,290	0.30	Elluvial deposit
E	Unknown	5,700	1,210	0.20	Nuggets and coarse rounded gold
F	Unknown	4,300	920	0.20	Terraces and alluvial gravels
G	D3	2,280	305	0.10	Alluvial gravel
H	D4	500	220	0.45	Rich elluvial deposit
	TOTAL/AVE	53,780	13,640	0.25

Source: Venmyn, 2008

Over a two year period, approximately 54,000m3 of ore was processed to yield almost 14kg (450oz) of gold. It is uncertain what form the gold was recovered in and whether the data was accurately recorded. Artisanal miners have been active in the area in the past but they generally do not keep records of their production.

6.	GEOLOGICAL SETTING AND MINERALISATION

6.1.	Regional Geology

The regional geological history of the DRC is directly relevant to the prospectivity of the North Kivu region. Several broad geological terrains occur in the Haute Zaire, North Kivu and South Kivu districts with specific, genetically related metallogenic provinces, as illustrated in the regional geology map of the North Kivu area (Figure 5).

The northern area consists of an Archaean greenstone belt and granite-gneiss basement (3.5-3.2Ga) whilst the central and southern parts consists of Mesoproterozoic (1.6Ga-950Ma) mobile belts formed during the Kibaran orogeny dated at 1,400-950Ma.

The Manguredjipa Prospect is located on the Kibaran belt (Figure 5), an intracontinental mobile belt situated between the Congo Craton in the west and the Tanzanian Craton in the east, that trends in a NNE-SSW direction for over 1,500km. The belt had a complex evolution, commencing in Palaeoproterozoic era prior to the Eburnean orogeny, through to the Neoproterozoic and the Pan African era. It is dominated by clastic sedimentary rocks with minor carbonates and volcanics, which have been intruded by later granitoids, mafic and alkaline complexes.

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6.1.1.	Archaean Greenstone Belts

The northern Archaean greenstone belt and high grade metamorphic terrains of thick volcano-sedimentary sequences have been metamorphosed to low-grades but locally can have reached granulite facies metamorphism. These volcano-sedimentary sequences are cover to Archaean granitic basement which includes gneisses and post-orogenic granites.

The mineralisation associated with Archaean greenstone belts includes gold, antimony, iron, chromium, nickel-copper and copper-zinc. Gold is widely distributed in these belts and has produced numerous prospecting targets.

In Northern DRC, greenstone belts in the Ituri district hosts the Kilo-Moto goldfield, which includes the Moto and Zani-Kodo gold mines. In Loncor’s Ngayu project area, the Adumbi and Yindi mines were operated by the Belgians. They were underground mines developed in challenging areas.

6.1.2.	Kibaran Orogenic Belt Sequences

The Mesoproterozoic Kibaran belt is a continuous 1,500km long orogenic belt trending north-northeast to northeast from Katanga in the south of the DRC to southwest Uganda in the north. The Kibaran belt developed intracratonically and has been the focus of a long history of tectonic events including rifting, sedimentation, magmatism, metamorphism and tectonic deformation.

Confusion exists in the literature as to the precise nature and nomenclature of the Kibaran belt. Recent research has indicated that the Kibaran belt is divided into two segments, separated in the DRC by a northwest trending Karoo age rift, superimposed on palaeoproterozoic sequences. The extension of the rift to the southeast across Lake Tanganyika corresponds to the repeatedly activated Ubendian shear belt of southwestern Tanzania. The two segments of the Kibaran belt are described as follows (Fernandez-Alonso et al 2006):-

•	Kibaran Belt (KB) – Katanga Province, DRC; and

•	North-eastern Kibaran Belt (NKB) – Kivu Province, DRC, Rwanda and Burundi.

Stratigraphic correlations for the NKB are problematic because of monotonous successions without distinct marker horizons, overprinting of metamorphism, folding and faulting and the fact that the deposits span several countries. The following stratigraphic correlations were proposed by Cahen et al 1984 (Fernandez-Alonso et al 2006):-

•	Kibaran Supergroup in Katanga (Shaba) DRC;

•	Burundian Supergroup in NE Rwanda and Kivu, DRC;

•	Burundian Supergroup in east Burundi; and

•	Karagwe-Ankolean Supergroup in Uganda and Tanzania.

The metsediments of the NKB include siliciclastic shallow-water deposits (pelite and arenite sequences) that change rapidly to turbiditic environments and deltaic zones that have undergone specific tectonic events giving rise to distinct structural domains. A new stratigraphy for the NKB has been proposed by Fernandez-Alonso et al (2006) taking into account the lithology and structural characteristics of the belt. These considerations are not only of academic importance. The Kibaran orogenic belt is significant in that it is host to major metallogenic provinces such as the tin-tungsten province in Kivu, DRC and the Karagwe-Ankolean province in Uganda, Rwanda and Burundi. A number of companies are targeting the Kibaran belt for gold and nickel.

6.2.	Local Geology

Venmyn has experienced some difficulty in obtaining an unambiguous system of nomenclature for the local geology of the North Kivu region. There is a discrepancy between the lithostratigraphic nomenclature used in written reports (Fiocchi 2007) and that used in the published Republique du Zaire Department of Mines (RZDM) maps.

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In addition, Fiocchi (2007) describes the following lithological units which could not be reconciled with the above stratigraphic sequence, but which may be either, the same units with old nomenclature or additional lithologies developed in quantities too minor for incorporation on the RZDM maps:-

•	“metamorphic rocks of the Eohe System, comparable to the Schists of the Lower Urundian System (U1), covering the southern areas of the region and consisting of micaschists, phyllites, quartz-phyllites, psammitic-arkoses and micaceous sandstones. Intrusions of greenstones. Lenticular quartz lodes up to 100-200m long with abundant pyrite and some chalcopyrite and arsenopyrite”;

•	“Urundian System covering most of the region and in fault contact with the Eohe System, overlain in the northern area by an outlier of the Kundelungu system”;

•	“the Urundian System consists of Arkose Series (U2) which is arkose intercalated with argillaceous schists and sericite-schists and phyllites”;

•	“sandstones and schists series (U3) in the Biaboy area, consisting of black micaceous schists”; and

•	“Kundelungu System in the northern areas and consisting of glacier conglomerate with schists, quartzitic sandstones and calcareous elements”.

A detailed geological map of the Manguredjipa Project area prepared by Venmyn from hand drawn maps of the region is shown in Figure 6. Locally the geology comprises E-W trending sequences of arkoses, conglomeratic arkose, schists and basic intrusives. The Manguredjipa mineralisation is at the contact between the Congo Craton and that of the Kibaran belt and is therefore structurally complex, with E-W trending folding as well as NS and EW trending faulting.

6.3.	Property Geology

The Manguredjipa property contains the following lithological units which are illustrated in Figure 6:-

•	weathered Archaean greenstone occurrences comprising meta-gabbros, dolerites, diorites, pyroxenites, amphibolitic schists and gneiss;

•	Upper and Lower Kibalian (2.8-2.35Ga) gneisses, schists and quartzites, metamorphosed to medium temperature and pressure grades;

•	meta-sediments of the Lower Burundian (1.9-1.1Ga) which comprise the sediments of the Luhule Mobissio and Etaetu series. These meta-sediments are sericite and chlorite schists, black schists and quartzites;

•	Lower Burundian basic intrusives comprising meta-basalts, dolerites, dolerites and diorites;

•	tillites and schists of the Lower Lindian La Haute Ibina Series developed in the eastern areas; and

•	late stage pegmatites, NS trending dykes and sills in the southern areas of the Makwasu River.

The project area has such thick forests and soil cover that most of the hard rock is not visible on surface. The exploration team has been able to construct a detailed geological map of the area (Figure 7) and identify at least one rock type from each group, verifying the stratigraphy outlined in the literature. The regional strike within the project area is east-west, while the dominant trend of the faulting is NNE-SSW in the northern parts of the project area. The south central parts of the project area is dominated by NE-SW trending faults. The metasediments and sills have been folded into a series of tight, E-NE plunging anticlines and synclines. E-W trending dolerite and diorite dykes are common and seem to post-date the folding.

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Mineralisation has been found to occur within the quartz veins and within the sugar-textured white coloured, massive quartzite that hosts them in the project area. In the Durba, Manguredjipa West and Muhanga prospects consists of massive and sheeted quartz veins of up to 1m thickness, hosted within the quartzite. Analysis of historical data has also indicated that alluvial gold mineralisation can be expected along river basins, but this has not been tested by Loncor in the field.

6.4.	Mineralisation

The primary target mineral in the Manguredjipa Project is gold, although platinum occurrences have also been reported in some of the surrounding streams. Based on the brief description above, the gold mineralisation would appear to be typical of that resulting from secondary processes, in which greenstones located further afield were reworked and syngenetic gold has been mobilised during tectonism and complex structural and consequently concentrated by chemical controls and re-deposition in vein deposits or more disseminated mineralisation along structural or chemical features.

Investigation of literature and available geological maps has not pointed out the presence of greenstone belts on the Manguredjipa property and field investigations by the exploration team have also not been able to confirm the presence of greenstone belts within the property boundaries. This, however, does not imply that gold mineralisation is absent in the project area, but rather alludes to the fact that gold mineralisation originates from secondary enrichment processes as is demonstrated in the more widely studied Kibaran terrain.

The secondary mineralisation hypothesis mentioned above would be consistent with the complex and protracted geological and tectonic history of the Kibaran belt. An example of this is the recently commissioned Twangiza Mine owned by Banro, where the mineralisation is hosted schist or quartz veins and quartz stockworks enclosed within metasediments The possible genetic model would be further complicated by magmatic intrusive events that would have introduced epithermal fluids, heat sources and additional metallic enrichment. This is evident in the presence of mineralised quartz veins in the project area.

The exploration team has identified two different types of veins, one grey in colour and the other white. Both types of veins are massive, glassy, very hard and have widths that vary between a few centimetres to two metres. Visual inspection of the veins found revealed that both types of veins are mineralised. These quartz veins are also associated with tourmaline veins, further promoting the hypothesis that they are of hydrothermal origin.

According to Fiocchi (2007) alluvial gold deposits in the Manguredjipa area can be closely spatially associated with primary lode deposits but there is no indication in the literature to indicate whether all alluvial deposits in the region are of this nature, or if some alluvial deposits contain gold from further afield. The distribution of alluvial gold deposits using historical stream sampling data gathered from the Tervuren Museum documents have been presented in Figure 8. Further exploration is currently underway to investigate the origin and distribution of gold in the deposits.

6.4.1.	Location of Mineralised Zones and Mining Infrastructure

Two types of mineralisation styles occur in the Manguredjipa Project, namely alluvial and hydrothermal gold deposits. The schematic location of the highest ranking mineralisation targets is shown in Figure 9.

The Durba prospect consists of an E-W trending quartz vein, hosted in quartzite, ranging from 0.2m to 1.0m in width. A strike length of 150m has been confirmed by reconnaissance mapping and ground-truthing. Grades of up to 280g/t and 30g/t have been attained on the wall rock (immediately adjacent the vein) and the quartz vein respectively.

The mineralised package attains a total width of a maximum of 5m and can only be exploited by underground methods. The Durba prospect was exploited historical by Belgian pioneers, who excavated an adit to reach the gold mineralisation. The prospect is currently being exploited by artisanal miners, who served as pathfinders for the discovery of the adit.

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The Durba adit is being maintained using shovels and picks and the roof is supported by timber gathered from the surrounding forest. The adit is near the Mangazi village, where most of the small-scale miners live and where their families are currently residing. The small-scale miners have also erected a camp near the entrance of the adit.

The Muhanga prospect occurs within the northeastern part of the project area. Initial exploration has indicated a possible strike length of 1.2km of sheeted quartz veins, irregular stockworks hosted in mineralised quartzite host rock. As in the Durba prospect, the highest gold grades (69g/t) have been captured within the mineralised host rock immediately adjacent to the vein, whose highest grade has been recorded as 38g/t. The Mont Blue Adit in the area was excavated and exploited by Belgian explorers in historical times and is the site of current artisanal mining activity. Artisanal mining has also served as an exploration tool to discover the potential mineralised zone within the Muhanga prospect.

The Manguredjipa West prospect, located on the western end of Manguredjipa project, is hosted within massive quartzite associated with sericite schist and intrusive gabbro and dolerite. The quartzite is white to pinkish, with patches of limonite and hematite alteration. The quartzite contains irregular quartz veins and veinlets, stockworks, weathered sulphide vugs, disseminated pyrite and undifferentiated sulphides. Grade distribution has as yet not been confirmed, but visible gold can be seen in hand specimen collected within the quartzite. From the lithological associations, it can be predicted that the mineralisation style is similar to the first two prospects.

No large-scale modern mining infrastructure is available on or near the Manguredjipa site. This is due to the fact that no large-scale mining activity has ever taken place in the area, partly due to inaccessibility of the area and also due to political unrest in the North Kivu area. Artisanal miners have developed small-scale processing facilities near the entrance of the adit.

7.	DEPOSIT TYPES

Fiocchi (2007) summarizes the historic exploration for alluvial gold and platinum but information as to the nature or genesis of the alluvial deposits and the associated primary mineralisation is sketchy. Venmyn compiled the following summary of the information on alluvial and primary gold mineralisation in Manguredjipa from Fiocchi (2007) and French reports from the M.G.L. Mines du Nord - Service Geologique (1943 and 1952).

In the absence of clear descriptions of the gold occurrences, the following summary can be considered as indicative only:-

•	stockworks of mineralised quartz veins, with sulphides, primarily pyrite and free gold;

•	quartz veins with strike extensions of 200m to 400m and reaching thicknesses of 1m;

•	structurally controlled disseminated gold in arkoses and schists. The disseminated gold seems to concentrate on lithologic contacts and foliations;

•	contact zones with N-S and E-W trending dykes, which can generate grades of 1g/t Au; and

•	U2 conglomeratic arkoses, which frequently are associated with alluvial gold deposits.

The information collected in the on-going exploration programme by Loncor confirms two of the proposed deposition styles presented above. Durba and Muhanga prospects conform to the quartz vein mineralisation style. In both prospects it has been found that the gold is concentrated on the contact zone of the quartz vein with the host rock. The Manguredjipa West prospect exhibits the quartz vein stockworks type of mineralisation.

An opportunity for the exploration team to discern the other deposit types still exists, given the large size of relatively unexplored area, especially to the south where major NE-SW trending faults have been identified.

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8.     EXPLORATION

8.1.	Re-interpretation of Historical Data

Venmyn carried out an analysis on historical drilling and assay data from the Manguredjipa Project. This analysis was graphically presented utilising Surfer® software to create various grade models of the Manguredjipa Project and surrounding environs. The Surfer® model of gold grade distribution for Manguredjipa is shown in Figure 8 and a clear zone of anomalously high gold grades is developed across the area trending in a southwest-northeast direction.

The background gold grades range between 0.2 to 1.0g/m3 and the anomalous areas reach a maximum of 4.2g/m3. The marked bull’s eye effect is a function of the number of data points in the data set and the effect would be less dramatic if additional infill data were available. Figure 8 indicates the gold grade anomalies in relation to the drainage systems. The modelled anomalies correspond well with the prospective target areas identified historically below:-

•	Manguredjipa drainage at D1, D2, D3, D4 (Gite A) to D7;

•	source of Mabea River D5 and D6;

•	Mabea D2;

•	source of Potopoto and D1; and

•	Makwasu D6, D3 and G4.

Venmyn suspected that the modelled anomalies may be falsely shifted downstream in Figure 8, in relation to their position in reality. This shift may be the result of the poor geo-referencing of the original maps from which the data was digitised. The modelling has clearly defined an approximately east-west trending region of anomalously high grades and these drainages should be the target of future confirmatory exploration. An anomaly in the G1 drainage of the Manguredjipa River was not specifically mentioned in historic reports but fits well with the E-W trend of the gold anomaly.

Venmyn believes the following drainages to be the targets for future exploration, proceeding from west to east across the Manguredjipa area:-

•	Manguredjipa drainage at D1, D2, D3, D4 (GiteA) to D7;

•	Mabea River D1, D2, G4, D5 and D6; and

•	Makwasu eastern headwaters.

At this stage it is difficult to determine whether or not the anomaly represents the following:-

•	a zone of primary mineralisation associated with an E-W trending structural zone or feature;

•	a larger underlying orebody that has not yet been detected; or

•	an alluvial anomaly which could be spatially displaced from the primary source.

•

8.2.	Geophysical Survey and Interpretation

During July and August 2007, an airborne magnetic and radiometric survey was flown over a large portion of the Loncor owned PRs by NRG. The area covered by the survey is located 390km east of Kisangani and 230km north of Goma and is shown in Figure 6. The Manguredjipa licence area covers almost the entire southern half of the geophysical survey area. Surveys that were carried out during this campaign included the Digital Terrain Model (DTM) shown in Figure 10, Radiometric and Magnetic Surveys.

The results of the airborne surveys were interpreted in July 2008 by J.G.Bell, a consulting geophysicist representing Xcalibur (Pty) Ltd (Xcalibur), a South African company specialising in the design, planning, acquisition, processing and interpretation of airborne geo-scientific information. The interpretations were done with a view to augmenting the geological mapping and creating interpretive geological and structural maps as well as identifying exploration targets. The interpretation is summarised and incorporated in this report.

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8.2.1.	Survey Parameters

The parameters of the airborne survey are summarised in Table 8:-

Table 8: Airborne Magnetic and Radiometric Survey Parameters

AIRBORNE MAGNETIC AND RADIOMETRIC SURVEY PARAMETERS
Total Line Distance (km)	8,680
Line Spacing (m)	200
Tie-line Spacing (m)	2,000
Line Direction	0°
Tie-line Direction	90°
Average Sensor Terrain Clearance (m)	32

Source: Bell J.G. 2008

8.2.2.	Digital Terrain Model (DTM)

The results of the DTM are illustrated in Figure 10. The Manguredjipa licence area is located in the southern half of the survey area. The modelled relief in this region is gentle and is indicative of flat lying geology. This interpretation would be entirely consistent with the regional geological map which indicates a basement of Lower Kibalian gneiss in this area. The rugged northeastern sector of the DTM, which falls outside the Manguredjipa licence area, is indicative of tight folding and thrusting in the Proterozoic, Moyen and Burundian metasediments and metavolcanics.

8.2.3.	Radiometric Survey

Radiometric surveys measure the spatial distribution of the radioactive elements Potassium, Thorium and Uranium in the top 30-45cm of the earth’s crust. Measuring the abundance of these elements gives an indication of the abundance of these elements in the underlying basement. The typical contents of these three elements in various lithological groups are known, thereby providing a tool for postulating by inference, the lithology of the source rock.

The results of the radiometric survey are presented in Figure 11 accompanied by the interpretation of the lithologies that gave rise to the anomalies (as presented by Bell, 2008). Broadly speaking the radiometric surveys conform to the lithological suite presented in the regional geological map, namely a southeastern and northwestern Kibalian granite-gneiss terrain separated by a regionally deformed, Lower Burundian mafic complex and a series of intercalated Moyen metasediments and metavolcanics.

8.2.4.	Aeromagnetic Survey

The results of the aeromagnetic survey are presented in Figure 12. The main lithologies present are non magnetic and the lithological interpretations are therefore largely based on the radiometric data. The Manguredjipa project area is located within a zone characterised by distinctive east west trending dykes, presumably intruded along regional structural controls. A significant fault, F1, trends northeast-southwest and is responsible for the dislocation of regional structural zones and dykes as indicated in Figure 12.

This fault had been identified in the historical exploration programme and should be considered a priority exploration target. The magnetic depth modelling indicates that the majority of the magnetic sources occur between a depth of 0m and 75m, with a median of 57m. An anomalous feature with intense magnetic layering is present in the northeast region of the survey area (outside the Manguredjipa licence area) and is possibly associated with a layered mafic complex.

8.2.5.	Summary of Geophysical Interpretation

The combined geophysical survey identified fourteen potential exploration targets which are summarised in Table 9 and annotated in Figure 13. The priority exploration targets identified in Table 9 consists of the following:-

•	magnetic targets (MG5, MG6) are associated with E-W trending structural features and according to Fiocchi, correspond to the targets identified in the modelling exercise incorporating the drainages of the Manguredjipa River (D1, D2, D3, D6, G1); Mabea River (D1, D2, G4, D5 and D6) and Makwasu eastern headwaters;

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VENMYN
Independence you can trust
FIGURE 12
Loncor NI 43-101 - Manguredjipa Project

AEROMAGNETIC SURVEY INTERPRETATION MAP OF THE MANGUREDJIPA PROJECT

MANGUREDJIPA PROJECT - AEROMAGNETICS TOTAL FIELD REDUCED TO POLE
N
0°30'N
0°15'N
28°30'E
28°45'E
Layered Intrusion?
As
Py
Fl
Py
Regional Structural Zone?
Regional Structural Zone?
Py
Cu
Cu
MANGUREDJIPA PROJECT AREA
Fl
0
Scale:
10 Km
Mineral occurrence

MANGUREDJIPA PROJECT - AEROMAGNETICS VERTICAL GRADIENT
N
0°30'N
0°15'N
28°30'E
28°45'E
Layered Intrusion?
As
Py
Fl
Py
Regional Structural Zone?
Regional Structural Zone?
Py
Cu
Cu
MANGUREDJIPA PROJECT AREA
Fl
0
Scale:
10 Km
Mineral occurrence

D1675MLoncor2011Manguredjipa

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•	MG8 which relates to a contact zone between meta-sediments and the mafic intrusive and is the site of historical alluvial workings; and

•	MG12 which is similarly at the contact of the metasediments and the mafic intrusive and is the site of historical workings.

Table 9: Summary of Geophysical Exploration and Identification of Targets

EXPLORATION TARGETS IDENTIFIED BY GEOPHYSICAL EXPLORATION
XCALIBUR
TARGET	TARGET TYPE	TARGET DESCRIPTION	FIOCCHI’S COMMENTS
MG1	Radiometric	Anomalous Uranium & Thorium in granite-gneiss. Minor topographic high.	Lower Kibalian gneiss. No associated gold mineralisation. Could represent pegmatite with columbite-tantalite mineralisation.

MG2	Radiometric	Anomalous Uranium and Thorium in granite-gneiss.	Contact zone between Kibalian gneiss and Burundian metasediments. No economic mineralisation.

MG3	Magnetic high	Discrete magnetic high close to major structure.	Contact zone between Kibalian gneiss and Burundian metasediments. Watershed of the Lenda and Ibina rivers. Only trace gold and platinum mineralisation.

MG4	Structurally complex zone	Possible layered intrusion.	Burundian metasediments and Lower Burundian mafic complex. No economic mineralisation.

MG5 and MG6	Magnetics	Regional structural zone.	Located on the targets identified by the modelling. Section 7.8. E-W structural feature with disseminated gold in arkoses and associated with lithological contacts and foliations.

MG7	Magnetic	Fold axis in granite-gneiss.	Outcrops of pegmatites with columbite-tantalite mineralisation. Primary wolframite, beryllium and alluvial gold.

MG8	Magnetic high	Close to regional northeast structures.	Contact zone between Kibalian gneiss, Burundian metasediments and Lower Burundian mafic complex. Historical mining for alluvial gold.

MG9	Structurally complex zone	Structurally complex zone.	Contact zone between Kibalian gneiss, Burundian metasediments and Lower Burundian mafic complex. Historical mining for alluvial gold. Mineralised quartz veins and quartzites.

MG10	Radiometrics	Discrete Uranium anomaly.	Contact of Burundian metasediments and Lower Burundian mafic intrusive.

MG11			Eohe-Lenda River junction. Magnetite rich quartz veins in arkose country rock.
MG12	Magnetics	Magnetic anomalies along regional structures.	Contact of Burundian metasediments and Lower Burundian mafic intrusive. Lenticular quartz veins with gold and sulphide mineralisation. Diamond occurrence.

MG13	Not defined	Lithological contact. Regional fault.
MG14	Radiometrics	Contact between granite- gneiss and metavolcanics.	No comments received.

Source: Bell 2008

Targets indicated in light grey are those situated within the Manguredjipa licence area.

Targets highlighted in bold represents priority targets.

8.2.6.	Recent Soil Sampling

During 2009, soil sampling was commissioned on areas that showed anomalous gold concentrations according to the above exploration methods. Soil sampling was designed to be carried out near the Durba adit north of the Manguredjipa camp, on a block with original dimensions of 2km by 1km wide, later extended to a final grid size of 4.5km by 1-2km orientated in an E-W direction. Samples were collected at a spacing of 40m, with line spacing of 80m. A 2kg sample was taken over a 40cm depth. The sampling block is shown graphically in Figure 14. This was later divided into three blocks, namely the Mahunga, Durba and Manguredjipa blocks as shown in Figure 14.

At the end of November 2009, a total of 1,190 soil samples had been submitted for fire assay. By the end of 2011, an additional 120 soil samples had been submitted, of which only 58 samples returned significant Au values over 30ppb. Two localities within the Manguredjipa West Prospect returned anomalous values of 90,200ppb and 2,890ppb. These two points were found to be in alluvial workings just south of the Mawusa village and will be points of further investigations in future exploration activities

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Table 10: Summary of Soil Sampling in the Manguredjipa Project

YEAR	GRIDDING (m)	NO. OF SAMPLES
2009	49,600	1,190
2010	94,940	2,265
2011	-	128
TOTAL	144,540	3,583

8.2.7.	Mapping and Rock Chip Sampling

Mapping and rock chip sampling were carried out in conjunction with the soil sampling. These two processes are dependent on the presence of outcrop and, as outcrop is sparse in the Manguredjipa prospect, results are currently sporadic. Samples were initially collected from the Durba adit area and surrounding outcrop areas north of the Manguredjipa camp site. The majority of this was carried out in 2010, where 1,289 sampled were collected in total.

Rock chip sampling was extended to Muhanga and Manguredjipa West prospects. The majority of the samples were collected by September 2011. Not all of the assay results for samples collected were available at the effective date of the report.

During the 2011 exploration programme, 380 rock chip samples were collected in the Manguredjipa prospects, the majority of which were collected by August 2011. A total of 13 sample results were available for Muhanga at the end of 2011. Ten of these samples returned anomalous results, ranging from 0.99g/t to 40.80g/t. Of the 99 sample results received for Manguredjipa West, only three returned anomalous results of 0.31g/t, 0.43g/t and 0.63g/t Au. Interpretation of rock chip sampling will only be possible when more samples are collected and the sample results have been received. The locations of rock samples are provided in Figure 15 and Table 11 provides a summary of the rock chip sampling programme for Manguredjipa project.

Table 11: Rock, Trench and Channel Sampling Summary for Manguredjipa Project

	EXPLORATION TYPE				NO. OF SAMPLES
YEAR	TRENCHING (m)	ADIT MAPPING (m)	OTHER CHANNELS (m)	ROCK	ADIT CHANNEL	TRENCH CHANNEL	OTHER CHANNEL
2009	-	-	17	-	-	-	21
2010	1,308	130	84	1,298	130	818	84
2011	-	-	-	380			252
TOTAL	1,308	130	101	1,678	130	818	357

8.2.8.	Channel Sampling

Channel sampling was carried out where sufficient rock outcrop was available and where soil sampling provided positive results. A total of 84 channel samples were collected, mainly in the Durba adit area, by the end of 2010. In 2011, much of the channel samples were collected in Muhanga prospect. A total of 193 samples had been received by the end of the year and 10 samples had been received for Manguredjipa West project. The results were still undergoing analysis at the effective date of this Technical Report. Table 11 provides a summary of the rock chip sampling programme for Manguredjipa project.

8.2.9.	Stream Sediment Sampling

A total of 35 stream sediment samples were collected in July 2011 at the Manguredjipa West project. Locations of samples collected and their respective grade results are provided in Figure 16. Stream sediment sampling was carried out to test the presence of alluvial gold. The samples collected are not sufficient to allow for a regional anomaly to be delineated. In future, when more samples are collected, more detailed interpretation will be possible.

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9.	DRILLING

No drilling has taken place. Drilling will only be considered once positive results from the soil and rock chip sampling exercises are achieved.

10.	SAMPLING PREPARATION, ANALYSIS AND SECURITY

Soil and rock samples acquired from the Manguredjipa Project were sent to the SGS Laboratory in Mwanza for preparation and analysis by fire assay.

10.1.	Soil Sampling

The soil sampling grid, as shown in Figure 14 was selected on the basis of the combined geophysical analysis, the Surfer® gold concentration plots and two rock chip samples commissioned in May 2009, which returned the results of 26.4 and 21.2ppm gold.

The sampling block was designed with the initial dimensions of 2km by 1km. Since Manguredjipa is a forested area, lines were cut through the woodland and sites were positioned by conventional means due to poor satellite reception. A baseline was set out and controlled by a combination of dual-frequency GPS and total station, with the assistance of a Senior Surveyor.

Samples were collected at a spacing of 40m with a line spacing of 80m. Each sample represented ±2kg of soil collected at least at 40cm depth. By the end of August, the 2km long E-W baseline centered within the soil sampling block was cut, as well as 15 N-S lines of 1km each.

A decision was taken in August 2009 to extend the baseline by 1.6km following a review of historical data which indicated alluvial materials within streams located to the east of Durba adit contained a gold anomaly. This resulted in a baseline of 3.6km with N-S orientated cross-cutting lines. Sampling was carried out on an 80m x 40m line spacing and, by the end of November 2009, a total of 1,190 samples were collected over the entire grid. In 2011 the baseline had reached a final length of 4.5km. Surveying of the soil sample point locations using a Garmin 60CSx GPS was completed in November 2011.

The following protocol was followed during sampling:-

•	pegs marked with the local grid co-ordinates were placed at every sample point;

•	the soil sampling pits were dug to a minimum depth of 40cm. Approximately 2kg of soil was then taken from the bottom of the hole and placed in a plastic sample bag, together with the sample tag and the bag sealed with a cable tie. The sample depth was recorded on the sample form;

•	the type, grain size, texture and colour of soil was recorded on the logging form, together with the parent lithology and approximate percentage of contained rock fragments. The land use was also recorded;

•	after sampling and logging was complete, an aluminium tag, indented with the sample number and local grid position, was placed in the hole and covered;

•	a duplicate sample was taken at every 20th sample site; and

•	soil samples were taken directly to the sample preparation laboratory, where they were dried, disaggregated, sieved to -80mm mesh, pulverised and sent for gold analysis by fire assay.

10.2.	Pit Sampling

Where there was evidence that elevated gold concentrations in the soil samples resulted from in situ mineralisation, a pitting programme was conducted to test gold in bedrock. In November 2009, pitting was carried out in an area 300m NW of the Durba adit mainly because two soil samples taken at that point returned assay results of 120ppb and 70ppb (Figure 14). Another reason was that there were several historical trenches that were present in the area and could be readily exploited.

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A total of nine pits were dug to a maximum depth of two metres. Line spacing was at an average of 40m x 20m. Only six of the pits intersected bedrock (weathered quartzite). Rock and soil samples were then collected from the bottom and walls of the pits for gold analysis by fire assay.

10.3.	Rock Chip Sampling

Rock samples were taken in the area of the sampling grid as a result of identification of hydrothermal alteration in the field and follow-up soil anomalies determined during the soil sampling exercise. In situ hard rock analysis will determine what the difference in gold concentration is in the top soil layer and in situ bedrock. This should provide ideas as to the genesis of the mineralisation. Rock samples were taken on open exposures and in pits. Lithological descriptions were recorded including type of exposure, rock name, oxidation, colour, texture/fabric, grain size and alteration style and minerals.

Once all the lithological features, were recorded the rock was sampled, and additional information recorded including the sample number, type and geographical co-ordinates. Samples were then bagged as mentioned above, then sent to the SGS laboratory in Mwanza, Tanzania.

11.	DATA VERIFICATION

Data verification during the sampling stage is discussed under the protocol sections. Data verification during sample preparation and sample analyses are the responsibility of the respective laboratories. In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples, the particle size and percentage passing of the crushed and pulverized material are monitored.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. A blank and a crush duplicate split samples are inserted with each batch of 50 samples. Four standard reference materials are inserted with each batch of 50 samples.

12.	MINERAL PROCESSING AND METALLURGICAL TESTING

No bulk sampling or metallurgical testing has taken place, since this project is at an early exploration stage.

13.	MINERAL RESOURCE ESTIMATES

The data acquired in the Manguredjipa Project thus far is not sufficient to carry out a NI 43-101 compliant mineral resource estimate.

14.	MINING METHODS

Due to the early stage of the Manguredjipa Project, the mining method has not yet been fully investigated or finalised.

15.	RECOVERY METHODS

Due to the early stage of the Manguredjipa Project, no recovery methods have been decided upon. The recovery depend on the Mining Method chosen.

16.	PROJECT INFRASTRUCTURE

Little project infrastructure has been built due to the early exploration stage of the Manguredjipa Project. The exploration camp is planned to last for as long as the project continues. Existing roads and tracks have been used as far as possible for access.

17.	MARKET STUDIES AND CONTRACTS

At this early stage of exploration, only a gold market review has taken place for the Manguredjipa Project.

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17.1.	Market Review of Gold

17.1.1.	Demand

Gold’s primary use is in the jewellery industry (Figure 17). The yellow metal also has several industrial uses, including in dentistry and electronics. There is also significant demand for gold in investment, with investment comprising about 35% of demand for gold.

In 2010 there was strong demand for jewellery, with the World Gold Council noting that there was a normalisation in gold jewellery consumption following a drop off in demand in 2009, with strong demand particularly from India and China (World Gold Council 2011a).

Industrial demand for gold was influenced by the economic downturn, but demand returned in 2010 as a result of inventory restocking and demand for new technologies (World Gold Council 2011a). Demand from dentistry, however, continued to fall, with 49.8t demanded in 2010 as compared to 52.7t in 2009 (World Gold Council 2011b).

Investment demand, meanwhile, experienced mixed fortunes between 2009 and 2010, with demand for bars and coins growing, while demand for ETFs and similar products shrank to almost half from 617.1t in 2009 to 338t in 2010 (World Gold Council 2011b). Figure 17 shows the uses of gold relative to each other in 2010.

Source: The World Gold Council (2011b)

17.1.2.	Supply

Australia, South Africa, Russia, Chile, the United States and Indonesia each have above 3,000t of gold reserves, with a combined 54% of global reserves, according to the USGS (2011) (Table 12). Of the African countries, South Africa has the second-largest number of global reserve tonnages, while Ghana ranks 11th in global gold reserve tonnages. Countries such as Mali, Tanzania, the DRC and Zimbabwe are among the African countries which are included in the ‘other countries’ classification provided by the USGS – indicating that they are not among the top 14 countries in terms of gold reserves.

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Table 12: Estimated Global Gold Reserves (t)

COUNTRY	RESERVES
Australia	7,300
South Africa	6,000
Russia	5,000
Chile	3,400
United States	3,000
Indonesia	3,000
Brazil	2,400
Peru	2,000
China	1,900
Uzbekistan	1,700
Ghana	1,400
Mexico	1,400
Papua New Guinea	1,200
Canada	990
Other countries	10,000
WORLD TOTAL	51,000

Source: USGS (2011)

In terms of production, the USGS (2011) has estimated global production for 2010 at 2,500t (Table 13). The USGS has placed falling South African production as the fourth largest by tonnage globally. It is believed that South African production has slowed and this is due to increasing depth of resources and the consequent difficulty in mining, although other reasons, including safety stoppages and erratic electricity supplies, have been blamed in the past (Reuters 2010).

Other African gold producers include Ghana, Mali and Tanzania. Of these, Ghana produced about 100t in 2010 (Table 13).

Table 13: Estimated Global Gold Production for 2009 and 2010 (t)

	MINE PRODUCTION
COUNTRY	2009	2010 e
China	320	345
Australia	222	255
United States	223	230
Russia	191	190
South Africa	198	190
Peru	182	170
Indonesia	130	120
Ghana	86	100
Canada	97	90
Uzbekistan	90	90
Brazil	60	65
Mexico	51	60
Papua New Guinea	66	60
Chile	41	40
Other countries	490	500
WORLD TOTAL	2,450	2,500

e= estimate

Source: USGS (2011)

It is uncertain what Mali and Tanzania production was in 2010; however, production in 2008 was about 41t and 37t for these countries, respectively (George 2010).

The USGS estimates that total world production was 2,500t in 2010, while the World Gold Council places this a bit higher, at 2,543t.

The World Gold Council (2011b) also notes that official sector sales resulted in purchases of 87t of gold by Central Banks in 2010, reversing the trend of these banks being net sellers of gold for the previous 21 years.

The World Cold Council (2011b) informs that gold recycling also contributed about 1,653t of gold to global supplies, although recycled gold supplies that were available on the market were 1% less than available in 2009, when recycled gold supplies totalled 1,672t. With mine supplies, Central Bank purchases and recycled gold in the market, the total supply of gold was 4,108t in 2010 as compared to 4,034t in 2009.

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17.1.3.	Gold Price Trend

There was a strong upward trend in the USD price of gold over the last 12 years (Figure 18).

However, during the global financial crisis, gold become an important hard asset and has acted as a safety net against inflation, resulting in an increase in the price of gold. This, in turn, has resulted in changes to demand and supply dynamics.

17.1.4.	Gold Market Outlook

From a supply perspective, the high gold price has resulted in a number of significant producers bringing projects on stream. This has led to gold mine production increasing. The new mines are each expected to produced 500,000oz/y to 1Moz/y, and collectively contribute between 4.5Moz/y and 5Moz/y by 2015 (Ryan 2010).

The increase in production was already in evidence in 2010, as global mine production reached between 2,450t and 2,550t (depending on whether data from the World Gold Council (2011b) or the USGS (2011) is used), which is not too far off the peak of global production of 2,600t which was reached in 2001 (Chaize 2010, World Gold Council 2011). It is believed that gold production will be high until 2013/2014, after which it will fall by 2.5%/y as a result of the fewer large new gold discoveries being made (Ryan 2010)

Also from a supply perspective, recycled gold by especially Western consumers continues to be a rising trend, although the tonnages of recycled gold that came into the market in 2010 was lower than that in 2009 (World Gold Council 2011). This may suggest that an increase in the gold price may be necessary for another wave of selling to occur (World Gold Council 2011a).

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Global supplies of gold have traditionally been affected by Central Bank sales of gold. Western European as well as North American nations have tended to have more than 40% of their total reserves in gold, while developing currencies have less than 5% of their reserves in gold, and those with larger proportions of their reserves in gold have tended to be net sellers of gold. However, the world economic crisis has reduced European Central Bank’s appetite for sales and resulted in emerging countries, notably Russia, Thailand, Bangladesh, Venezuela and the Philippines (and some also speculate China), increasing their gold reserves (World Gold Council 2011b). Whether this trend will be reversed is uncertain. It may be that the global economic crisis has changed the Central Bank mindset into one of being more enthusiastic about diversifying reserves, and this may result in the official sector being a net buyer of gold in the short term.

Investment demand growth was also strongest in China in 2010 (World Gold Council 2011b). The World Gold Council (Freeman 2011) notes that demand for physical gold and coins will probably “remain robust” in 2011.

From a demand perspective, jewellery demand appears to be robust in China and Asia, although less robust in various other regions, including Europe. As the Asian economic powerhouses continue to grow, it is expected that they will also continue to be strong markets for gold, with China already the only market that did not show a downturn in its jewellery consumption in recessionary 2009 (World Gold Council 2011b).

China and India are also likely to be the leading drivers of consumption in the consumer electronics segment, which dominates industrial demand for gold. The sustained growth of these economies is likely to buoy this sector (World Gold Council 2011a and b).

There were suggestions, however, that moves to lower costs in electronic components by reducing the gold coating thicknesses on contacts and connectors, which are the second-largest use of gold in the electronics sector, would result in a reducing demand for gold. This practice appears to be limited as a result of component failures, according to anecdotal evidence (World Gold Council 2011a).

18.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

No environmental or social studies can be reported on for the Manguredjipa Project at this early exploration stage. No environmental liabilities or penalties are pending for the Manguredjipa site. At this phase of exploration, very little environment impact has been made.

19.	CAPITAL AND OPERATING COSTS

Due to the early stage of the Manguredjipa Project, the capital and operating costs have not yet been fully investigated.

20.	ECONOMIC ANALYSIS

Due to the early stage exploration status of the Manguredjipa Project, an economic analysis cannot be reported on.

21.	ADJACENT PROPERTIES

The Manguredjipa Project is surrounded by other properties which are under Loncor’s control as shown in Figure 3. Beyond Loncor’s North Kivu Properties, no other mineral properties exist in close proximity.

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22.	OTHER RELEVANT DATA AND INFORMATION

22.1.	Country Profile for the DRC

22.1.1.	Political and Economic Climate

The DRC gained independence from Belgium in 1960 and, after gaining power, Colonel Joseph Mobuto Sese Seko renamed the country Zaire. He was overthrown by Laurent Kabila in 1997 who appointed himself president and changed the country’s name to the DRC. Since then, the DRC has had two additional presidents and a civil war which commenced in 1998.

Laurent Kabila was assassinated in January 2001 and was succeeded by his son Joseph Kabila, as Chief of State and Head of Government. Joseph Kabila negotiated with rebel leaders to establish a transitional government in 2003. On July 2006 the first multi-party elections were held in the country since its independence, and the second was held on 28 November 2011. From that time the country has been relatively peaceful. Unrest is still a problem since the recent elections, but it has quieted down after the late official election results in January 2012, declaring Joseph Kabila president for another term. The main area of unrest related to the election is still in the capital. The other areas of unrest are to the north and east of the country, where rebel soldiers still have a foothold.

It is not clear as to the extent of the recent conflict areas, but there is a strong likelihood that it has affected the southern areas of the North Kivu Province. The primary security risks facing the region are:-

•	continued disarmament of armed groups in the North Kivu and Ituri Provinces and the extension of state authority to all areas of the DRC; and

•	a possible North Kivu rebellion or the final disarmament of the Democratic Forces for the Liberation of Rwanda (FDLR), an organisation which was associated with the 1994 genocide in Rwanda.

Since peace was re-established in 2003 the DRC has seen the return of international investment, particularly in the minerals industry. According to the CIA World Fact Book, exports of minerals have increased and the GDP has been boosted. The GDP was estimated to be USD25.19bn in purchasing power parity (PPP) terms in 2011, an increase from the estimated USD23.66bn in 2010. The real GDP growth rate was 6.5% in 2011.

Exports were estimated to be USD10.93bn in 2011, with earnings derived predominately from diamonds, copper, coffee and sugar. The country has seen significant improvements in the inflation rate compared to their war-ridden periods, it was recorded at 17% in 2011, down from the 23.1% in 2010.

22.1.2.	Minerals Industry

The DRC has played an important role in the world’s production of cobalt and diamonds historically. In 2009, the country’s share of the world’s cobalt production amounted to 40%, while its share of global production of industrial diamonds and gem-quality diamonds totalled 31% and 6%, respectively. The DRC is host to an estimated 52% of the world’s cobalt reserves. Crude petroleum production has also played a significant role in the domestic economy historically (Yager, 2011).

22.1.3.	Minerals Industry Policy

A mining royalty of 4% on sales, less sales transport and related costs, is payable to the government for diamonds. The customs duty on the import of equipment is 2% for exploration permit holders and 5% for the exploitation permit holders. Fuel, lubricants and mining consumables are taxed at 3% for both permits. There is no export duty on marketable products. The DRC company tax rate is 30%, and the withholding tax on dividends is set at 10%.

With the assistance of the World Bank, the New Mining Code (NMC) was passed in July 2002 and, together with it, a companion document of regulations were released. The NMC governs the prospecting, exploration, exploitation, processing, transportation and sale of mineral commodities. All rights to minerals are vested in the State, and the State is responsible for the promotion and regulation of developments in the sector.

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The type, duration and special requirements for the various licences issued by the Mining Registry are summarised in Table 14. Licences are only granted through an agent domiciled in the DRC or through a tender process in the case of “valuable known mineral deposits”.

Table 14: Types of Mineral Licences in the DRC

LICENCE TYPE	INITIAL PERIOD (Yrs)	TOTAL RENEWAL PERIOD (Yrs)	RIGHT
Exploration Permit (PR)	4 (Precious stones) 5 (Other minerals)	2 x 2 (Precious stones) 2 x 5 (Other minerals).	Exclusive real right to carry out mineral exploration for a specific mineral, including taking of samples for analysis and industrial assays. Exclusive right to obtain an Exploitation Permit. Area must be <400km2. Must prove financial capacity of ten times surface rights fees and complete an environmental Plan for Mitigation and Rehabilitation (PAR).

Exploitation Permit (PE)	30	15 x several times.	Exclusive real right to carry out exploration, development, construction and exploitation works for a specific mineral. This includes the right to conduct mining operations, process and sell the mineral extracted. Area must be <400km2. The applicant must submit a feasibility study and technical framework for the development, construction and exploitation of the mine. An Environmental Impact study (EIE) and Environmental Management Programme (PGEP) must also be submitted. Transfer of 5% of shares to government at no charge.

Exploitation Permit for Small Mines (PEPM)	</=10 (Can be >10 with ministerial consent)	10 x several times.	As for PE, but a PEPM holder has the right to transform it to a PE if the technical conditions of exploitation are justified.

22.1.4.	Physiography and Climate of the DRC

The DRC is largely land locked and has political borders with nine African States and 37km of coastline in the west. The country rises from the coastal regions in the west to a low-lying central basin, surrounded by mountain belts in the south and east, the highest point of which is Peak Margherita on Mont Ngaliema (former Mount Stanley) in the Ruwenzori range at 5,110m above mean sea level (amsl).

The DRC is dominated by hot humid conditions in the equatorial Congo River basin with a wet season from April to October and a dry season from December to February. The southern mountain regions are cooler and drier and the eastern mountain belt is cooler but wetter. South of the Equator the wet season occurs from November to March and the dry season April to October (World Fact Book).

22.1.5.	Political Risk

The high risk is attributed largely to the on-going political unrest and violence in the North Kivu Province. Other factors that add to the political risk include poor governance, corruption, poverty, lack of skilled labour, lack of foreign investment and other minor factors.

23.	INTERPRETATION AND CONCLUSIONS

The Manguredjipa project is still at a relatively early stage of exploration. The results of all the exploration methods employed thus far have led to identification of more defined targets and will continue to do so when further work is carried out. Anomalies identified by the modelling of stream sediment sampling data and combined geophysical data have led to the decision to carry out a geochemical soil sampling exercise. The geochemical sampling exercise has led to the identification of four smaller anomalous zones, which will constitute the next phase of the exploration programme.

Current exploration has yielded a positive indication that gold mineralization is present in the project area and the exploration team has to determine whether the mineralization is of an economic scale. Further exploration work is required before further comment can be made on the prospectivity of Manguredjipa project.

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24.	RECOMMENDATIONS

Loncor has compiled a work programme for future exploration activities with associated costs as detailed below. The exploration programme will be a continuation of the work carried out in 2009 in the vicinity of known occurrences (the Durba adit sampling block), followed by regional exploration within other Loncor PRs in the North Kivu Province, based on targets generated from geophysical and stream-sediment sampling interpretations.

The exploration programme in 2012 will follow the following general outline.

Provision is made for a 2,000m diamond drilling programme at Muhanga, which will be divided into two phases. Assuming positive results are received from the channel sampling, Phase 1 will comprise three 250m drill holes spaced along strike at 100m intervals, to intersect the mineralized zone at an average vertical depth of 80m. Depending on results, Phase 2 would comprise two additional 250 m holes 100 m further along strike, and two down-dip holes to test the mineralized zone to 160 m depth.

At Manguredjipa West, soil sampling will be carried out, initially on 360m spaced lines, with in-fill to 180m where warranted. Trenching and/or auger drilling will be employed to test soil anomalies.

For regional exploration, targets prioritised in the wider Manguredjipa area are Lutela, Bilolo and the Eastern Anomalies (which include Lubena, where rock chips of up to 2.53g/t were collected during reconnaissance work in 2011). They have been selected on the basis of published geological maps, historical stream sediment data, geophysics and logistical considerations. Initial exploration will involve:-

•	a security review and field inspection by First Security to determine whether the area is safe to work in;

•	aerial reconnaissance to locate areas of artisanal activity or general geological interest;

•	detailed georeferencing and analysis of the historical stream data; and

•	ground follow-up in the areas prioritised from the aerial survey and stream sediment data, regional mapping and rock chip sampling.

A budget of USD2.2m has been set aside for exploration at the Manguredipa project and the timeframes for this expenditure have been outlined in Table 15. Venmyn believes that this budget is appropriate.

Table 15: Exploration Timeline in 2012 for Manguredjipa Project

PROSPECT	ACTIVITY	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Drill Planning and Site Preparation
Muhanga	Diamond Drilling Phase 1
Diamond Drilling Phase 2
Manguredjipa	Soil Sampling
West	Auger Drilling/Trenching
Security Review
Aerial Reconnaissance
Regional	Ground Reconnaissance/Stream Sampling
Soil Sampling
Auger Drilling/Trenching

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25.	REFERENCES

DATE	AUTHOR	TITLE	SOURCE
1981		Carte Geologique de Reconnaissance Manguredjipa No. 28 1:200,000	Republique du Zaire Departement Des Mines

2006	Fernandez-Alonso et al	The NE Kibaran Belt (NKB): New Uniform Stratigraphies and Compiled Geological Map	www.bdewaele.be

2007, November		Mapping and Geochemical Sampling Procedures, Forms and Code Lists.	Banro Congo Mining

2008, October	F.J. Harper and M.C. Tyndall	Prospectivity Report on the Gold and Platinum Assets in the North Kivu Province, Democratic Republic of the Congo Prepared for Loncor Resources.	Venmyn

2009, March	F. Mattheys	Gold Mineralization in the Bas Congo Exploration Permits in the Oriental Province of the Democratic Republic of the Congo.	Loncor

2009, June	D. Daud and A. Tebete	Geological Overview of the Manguredjipa Area, Nord Kivu Province, Democratic Republic of the Congo.	Loncor

2009, August	F. Mattheys	Loncor Resources Monthly Report	Loncor

2009, September	F. Mattheys	Loncor Resources Monthly Report	Loncor

2009, October	A. Tebete and P. Zamakulu	Loncor Resources Monthly Report	Loncor

2009, October		Loncor Resources: The New DRC Gold & Platinum Explorer	Loncor

2009, November	A. Tebete and P. Zamakulu	Loncor Resources Monthly Report	Loncor

2009, November		Overview of Sample Preparation Laboratory Activities	Banro Corporation

2009, November		The "Ngayu West" Gold Concessions (Upper Congo), Democratic Republic of the Congo, Central Africa.	Department of Geology, Royal Museum for Central Africa, Tervuren, Belgium.

2009, December		2008 Political and Economic Risk Map	www.aon.com

2010, January		CIA - The World Fact Book: Democratic Republic of the Congo	www.cia.gov/library/publications/the- world-factbook/geos/cg.html

2010	Chaize, T	World Gold Production (2010)	http://www.resourceinvestor.com

2010	George	2008 Minerals Yearbook -Gold	http://minerals.usgs.gov/

2011	Freeman, F	DJ WGC: 2011 Glogal Gold Demand Strong After 2010’s 10-year High	http://news.tradingcharts.com

2010	Reuters	SAfrica slips to fourth in world gold production	http://www.reuters.com

2010	Ryan, B	World gold production to stabilise	http://www.miningmx.com

2011	USGS	Mineral Commodity Summaries	http://minerals.usgs.gov/

2011a	The World Gold Council	Gold Investment Digest – Fourth quarter and full year 2010	http://www.gold.org

2011b	The World Gold Council	Gold Demand Trends – Full year 2010	http://www.gold.org

2011c	The World Gold Council	Prices	http://www.gold.org

2011, May	Yager	The Mineral Industry of Congo (Kinshasa)	USGS

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26.	DATE AND SIGNATURE PAGE

The effective date of this report is 29th February 2012. The qualified person (within the meaning of NI 43-101) responsible for preparing this report is Mr. Andrew Neil Clay.

Signed in Johannesburg, South Africa on the 27th March 2012.

/s/ Andrew N.Clay
ANDREW N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M., Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D, AAPG, SPE.
MANAGING DIRECTOR

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Appendix 1: Glossary of Terms

Archaean	A geologic eon before the Proterozoic and Paleoproterozoic, before 2.5 Ga.

Anatexis	A high-temperature process of metamorphosis by which plutonic rock in the lowest levels of the crust is melted and regenerated as a magma.

Arkose	Coarse sandstone that has formed by the disintegration of granite without appreciable decomposition. It thus consists primarily of quartz and feldspar grains. In the absence of stratification, arkose may bear superficial resemblance to granite, and it sometimes has been described as reconstituted granite, or granite wash. Like the granite from which it was formed, arkose is pink or gray.

Arsenopyrite	An iron arsenic sulfide (FeAsS) mineral. It is a hard (Mohs 5.5-6) metallic, opaque, steel grey to silver white mineral with a relatively high specific gravity of 6.1.

Assay laboratory	A facility in which the proportions of metal in ores or concentrates are determined using analytical techniques.

Carrés	Unit of area defined by the Minerals Regulationsof the DRC that is equivalent to 84.995hectares. No PR in the DRC can exceed 471 carrés and no individual or company can hold more than 23,550 carres (50 PRs) at a time.

Chalcopyrite	A copper iron sulfide mineral that crystallizes in the tetragonal system. It has the chemical composition CuFeS2.

Collectivité	Local Authority

Conglomerate	Lithified sedimentary rock consisting of rounded fragments larger than 0.08 in. (2 mm) in diameter. It is commonly contrasted with breccia. Conglomerates are usually subdivided according to the average size of their constituent materials into pebble (fine), cobble (medium), and boulder (coarse).

Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.

Eburnean Orogeny	A Palaeoproterozoic (2.1-1.8 Ga) transpression tectonic event that resulted in the amalgamation of the Zimbabwe, Tanzania and Congo cratons.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.

Faulting	The process of fracturing that produces a displacement.

Feasibility study	A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Footwall	The underlying side of a fault, orebody or stope.

Grade	The relative quality or percentage of ore metal content.

Greenstone belt	Zones of variably metamorphosed mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoic cratons between granite and gneiss bodies.

Groundwater	Water found beneath the surface of the land.

Hydrological	Pertaining to water either above or below the surface.

In situ	In place, i.e. within unbroken rock.

Internal standard	Internal laboratory sample for which the metal content is known.

Kibaran belt	An intracontinental mobile belt situated between the Congo Crato in the west and the Tanzanian Craton in the east. It is made up of metasediments and volcanics dating from 1,400-950Ma.

Kriging	A mathematical estimation technique based on geostatistics and used for modelling ore bodies.

Metallurgy	In the context of this document, the science of extracting metals from ores and preparing them for sale.

Metallurgical recovery	Proportion of metal in mill feed which is recovered by a metallurgical process or processes.

Milling/mill	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the mineral is separated from the ore.

Mineable	That portion of a resource for which extraction is technically and economically feasible.

Mineralisation	The presence of a target mineral in a mass of host rock.

Mineralised area	Any mass of host rock in which minerals of potential commercial value occur.

Mine Recovery Factor (MRF)	This factor reflects the difference between the in situ ore reserve grades (or contained metal) and the grade (or contained metal) at the front of the concentrator plant and accounts for losses of metal during the mining process.

Net Present Value (NPV)	The NPV is the present value of future cash flows calculated from an escalated and inflated free cash flow of the operations. This is discounted back at inflation and then further discounted at a project risk rate. The NPV can be of cash flows before or after tax, or based upon full shareholders returns net of withholding taxes.

Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.

Pan African Orogeny	The Pan-African orogeny was a series of major Neoproterozoic orogenic events (mountain building) which related to the formation of the supercontinents Gondwana and Pannotia about 600 million years ago.

Porphyritic	Containing relatively large isolated crystals in a mass of fine texture

Phyllite	A type of foliated metamorphic rock primarily composed of quartz, sericite mica, and chlorite; the rock represents a gradation in the degree of metamorphism between slate and mica schist

Proterozoic	A geological eon aged 2.5Ga to 542Ma representing a period before the first abundant complex life on Earth. It is divided into 3 eras, namely Palaeoproterozoic (2.5Ga-1.6Ga), Mesoproterozoic (1.6Ga-1.0Ga) and Neoproterozoic (1.0Ga-542Ma).

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Pyrite	An iron sulfide with the formula FeS2. This mineral's metallic luster and pale-to-normal, brass-yellow hue have earned it the nickname fool's gold due to its resemblance to gold.

Refining	The final purification process of a metal or mineral.

Rehabilitation	The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the South African Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re- vegetation issues.

Run-of-Mine (ROM)	This is ore extracted from the mine and which has sufficient metal content to justify processing. This figure includes dilution.

Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).

Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

Smelting	The extraction of metal from ore by heating.

Specific gravity	Measure of quantity of mass per unit of volume, density.

Spot price	The current price of a metal for immediate delivery.

Stratigraphic	A term describing the sequence in time of bedded rocks which can be correlated between different localities.

Strike length	Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.

Stockpile	A store of unprocessed ore or marginal grade material.

Stope	Excavation within the orebody where the main production takes place.

Tailings	Finely ground rock from which valuable minerals have been extracted by milling.

Tailings dam	Dams or dumps created from waste material from processed ore after the economically recoverable metal has been extracted.

Tonnage	Quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of metal- bearing material in-situ or quantities of ore and waste material mined, transported or milled.

Total tonnes mined	Total number of tonnes of ore and waste which is extracted from the mine.

Waste rock	Rock with an insufficient metal content to justify processing.

Working costs	Working costs represent:-

a) production costs directly associated with the processing of metal; and

b) selling, administration and general charges related to the operation.

Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.

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Appendix 2: Abbreviations

AAPG	American Association of Petroleum Geologists
Amsl	Above Mean Sea Level
ASAIMM	Associate of the South African Institute for Mining & Metallurgy
Banro	Banro Corporation
Banro Congo	Banro Congo Mining Sarl
BBBEE	Broad-Based Black Economic Empowerment
BIF	Banded Iron Formation
Bn	Billion
CAMI	Cadestre Minier, DRC
CIMMP	Canadian Institute of Mining. Metallurgy and Petroleum
DCF	Discounted cash flow.
DRC	Democratic Republic of the Congo
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FGSSA	Fellow of the Geological Society of South Africa
FSAIMM	Fellow of the South African Institute for Mining & Metallurgy
Ga	Giga annum (Billion years)
GPS	Global Positioning System
IOD	Institute of Directors of South Africa
km	Kilometre
km2	Square kilometre
Loncor	Loncor Resources Inc.
Loncor Congo	Loncor Resources Congo SPRL
M.Sc	Master of Science degree
m2	Square metres
Ma	Mega annum (Million years)
mamsl	Meters above mean sea level
MBA	Masters of Business Administration
Mt	Million tonnes
NAV	Net Asset Value
NMD	Notified Maximum Demand
NPV	Net Present Value
oz	Ounce
PGE's	Platinum Group Elements
Pr.Sci.Nat	Professional Natural Scientist
QA/QC	Quality Assurance and Quality Control
ROM	Run-Of-Mine
t	metric tonnes
tpd	tonnes per day
tpy	tonnes per year
tpm	tonnes per month
USD	US Dollar
USDm	Million US Dollars
USD/oz	US Dollar per ounce
Venmyn	Venmyn Rand (Pty) Limited
ZAR	South African Rand
ZARm	Million South African Rands
ZAR/t	South African Rands per tonne

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Appendix 3: Qualified Person’s Certificate

Andrew Neil Clay

Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton

2146

South Africa

Telephone: +27 11 783 9903

Fax: +27 11 783 9953

CERTIFICATE OF QUALIFIED PERSON

I, Andrew Neil Clay, do hereby certify that:-

1.	I am the Managing Director of Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton. 2146

South Africa

2.	I am a graduate in Geology and have a Bachelor of Science from University College Cardiff in 1976;
3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

4.	I have practiced my profession continuously since graduation. My relevant experience for the purpose of the technical report (the “Technical Report”) dated 29th February 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo” is:-

YEAR	CLIENT	COMMODITY	DOCUMENTATION
2011	Xceed Capital		Independent Valuation Statement
2011	Veremo	Iron	Updated Technical Statement on Veremo
2011	Absa Vanadium		Vanadium Project Valuation
2011	Jindal Mining	Coal	Techno-Economic Statement on the Mbili Coal Project
2010	Mahlodi		Acting as Sole Agent
2010	Bauba Platinum	Platinum	Independent Strategic Technical Advisor
2010	African Copper	Copper	Independent Mass Balance and Orebody Fatal Flaws Assessment
2010	Advanced Mineral Recovery Technologies	Gold	Independent Sampling and Mass Balance Report
2010	Xstrata Coal	Coal	Independent Valuation Certificate
2010	Sephaku	Cement	Independent Technical Review
2010	White Water Resources	Gold	Independent Competent Persons’ Report
2010	White Water Resources	Gold	Independent Technical Statement
2010	Platmin	Platinum	Independent Techno-Economic Reports and Valuation
2010	West Wits Mining	Gold	Independent Prospectivity Review
2010	SSC Mandarin	Gold	Independent Corporate and Technical Review
2010	Ultra Tech	Cement	Independent Techno-Economic Statements
2010	Taung	Gold	Independent Technical Review
2010	Taung	Gold	Independent Valuation Statement
2010	Sylvania	PGMs	Independent Technical and Valuation Experts Report

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
2010	Mzuri Capital	Gold	Independent AIM Compliant Competent Person’s Report
2010	Kalagadi	Managanese	Independent High Level Techno-Economic Review
2010	Lesego	Platinum	Independent Techno-Economic Valuation Report
2010	Lesego	Platinum	Independent Executive Summary
2010	G&B Resources	Li	Independent Prospectivity Review
2010	Miranda	Coal	Independent Technical Resource and Valuation Statement
2010	Loncor	Gold	Independent Techno-Economic Valuation Report
2010	Gentor Resources	Copper	Indpendent Techno-Economic Report
2010	ETA Star	Coal	Independent Valuation Report
2010	AfriSam	Cement	Independent Technical Review
2010	Buildmax	Cement	Independent Short-Form Competent Report
2010	Anglo Platinum	Platinum	Independent Valuation of the PGM Assets
2010	Nyota Minerals	Gold	Independent Inferred Resource Estimate
2010	Absolute Holdings	Platinum	Independent Competent Persons’ Report
2010	AfriSam	Cement	Independent Technical Review
2010	African Copper	Copper	Mass Balance and Orebody Fatal Flaws Assessment
2010	Ruukki	Platinum	Short-Form Techno-Economic Statements
2010	Umbono Capital	PGMs	Independent Competent Persons’ Report
2010	Anglo Platinum	PGMs	Independent Mineral Asset Valuation
2010	Zambia Copper Investments	Copper	Mineral Asset Valuation
2010	White Water Resources	Gold	Short-Form Valuation Statements
2010	Central African Gold	Gold	NI 43 – 101 Technical Report
2010	Platmin	Platinum	Updated NI 43 – 101 Technical Report
2009	G & B Resources	Uranium	Independent Competent Persons’ Report
2009	Kalagadi	Manganese	Independent Techno-Economic Review
2009	Sephaku Cement	Cement	Indendent Competent Persons’ Report
2009	Metorex	Gold	Independent Fairness Opinion
2009	Kivu Resources	Pegmatites	Independent prefeasibility study
2009	Kalagadi Manganese	Manganese	Independent Tehno-Economic Review
2009	Taung Gold	Gold	Independent Competent Person’s Report
2009	Sylvania Resources	Platinum	Independent Technical and Valuation Expert’s Report
2009	Ernst & Young Jordan	Gold	Independent Valuation Report on mineral assets of a Gold Mining Concession in Ethiopia
2009	Dwyka Resources	Gold	Independent Technical Statement on Tulu Kapi Gold Project
2009	G & B African Resources	Pot Ash	Independent Prospectivity Review
2009	Central African Gold	Gold	Information Memorandum in the form of NI 43-101 Compliant Technical Statement
2009	Braemore Resources	Platinum	Fairness Opinion
2009	New Dawn	Gold	Independent Technical Statement
2009	Investec	Cement	Independent Technical Review of CILU Cement assets
2009	IBI	Iron ore	Independent Technical Resource Statement
2009	Chrometco	Chrome	Fairness Opinion
2009	Rand Uranium	Uranium	Mineral Resource Review and Modelling
2008	Signet Mining	Coal	Independent valuation of coal assets
2008	Lesego Platinum	PGMs	Independent Competent Person’s Report for JSE Listing
2008	Norilsk Nickel	Nickel	Review of business strategy
2008	Minero Group	Zinc/Lead	Review of business strategy and Competent Person’s Report
2008	Paramount Mining	Diamonds	Independent Technical Statements
2008	Anglo Platinum	PGMs	Independent Technical Report and valuation
2008	Demindex	Diamonds	Review of business strategy and Technical Advice
2008	Investec	Cement	Due Diligence and valuation of Cilu Cement
2008	DGI	Copper/Cobalt	Independent Technical Statements
2008	Abalengani	Platinum	Review of plant and valuation
2008	Absolute Holdings		Quarry valuation
2008	Metorex	Copper/Cobalt	Fairness Opinion
2008	Investec	Cement	Due diligence on Sephaku assets
2008	Kivu Resources	Tantalite	Tantalite strategic planning and valuation
2008	Tantilite Resources	Tantalite	Independent Technical Report
2008	DGI	Copper/Cobalt	Independent Technical Statement and valuation
2008	Uramin	Uranium,	Resourse Review and Technical Statements
2008	Harmony Gold Mining	Au, Uranium	Independent Technical Statements and Strategic business plan
2008	Harmony Gold	Uranium	Cooke Dump Resource and Finacial Valuation
2008	Harmony Gold	Au Uranium	Resevre and Resource Audit for the group
2008	Nkwe Platinum	PGMs	Independent Technical Statement and Competent Person’s Report
2008	Highveld Steel & Vanadium Corporation	Steel, Vanadium	Independent Resource and Reserve planning
2008	African Minerals	Diamonds	Independent Technical Statements
2008	Continental Coal	Coal	Independent Technical Report

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
2008	Industrial Base Metals	Base Metals	Base Metal Refinery Audit
2007	Crushco	Industrial Minerals	Independent valuation
2007	Kimberley Consolidated Mining	Diamonds	Independent valuation
2007	LionOre Mining	Nickel. PGMs	Technical and economic valuation
2007	PBS Group	PGMs	Project review
2007	Western Areas	Au	Independent valuation
2007	Harmony Gold Mining	Au. Uranium	Independent scoping and valuation
2007	Great Basin Gold	Au	Independent valuation for BEE transaction
2007	BRC/Diamondcore Resources	Diamonds	Valuation and Opinion provider
2007	Urals Investors	Diamonds Au. PGMs and Oil and Gas	Independent Transaction Report
2007	Energem	Diamonds	Indepndent Technical Statement for Koidu
2007	Xstrata	Cr	Independent CGT and Valuation advice
2007	PWC Magnetite Mine Review	Magnetite	Independent Mineral Resource Review and Valuation for apportionment calculations
2007	Magnum Resources	Ta	Independent Mineral Resource Review
2007	Gaanahoek Coal Deposit	Coal	Prospectivity Review
2005	Letseng	Diamonds	Independent Competent Person’s Report for disposal
2005	Zimplats Tenements	Platinum Group Metals	Independent Competent Person’s Report for disposal
2005	DRD	Gold	Fair & Reasonable
2005	ARM Madikwa	Platinum Group Metals	Independent Valuation for Impairment Calculation
2005	Harmony Competitions Tribunal	Gold	Independent Expert Witness
2005	Ecca Holdings	Bentonite	Independent Industry Review
2007	DRDGold	Au	Emperor Gold Mines independent forensic review
2007	Kimberley Diamonds Corporation	Diamonds	Independent Listings Documentation
2007	Rockwell	Diamonds	Transhex Transaction Documentation
2007	Rockwell	Diamonds	Independent Mineral Resource Review
2007	Caledonia Mining	Au	Independent Disposal Documentation Eersteling
2007	Caledonia Mining	Au	Independent Disposal Documentation Barbrook
2007	Adsani Tantalite Refinery	Ta	Independent Technical Report
2006	LionOre	Ni Base Metals	Independent Valuation of Falconbridge International and Nikkelverk Refinery
2006	LionOre/BCL	Ni Base Metals	Independent Technical and Economic Valuation
2006	Vanamin	V	Independent Report for disposal
2006	Kurils Islands	Au	Independent Technical Report NI43-101
2006	Mgart Armenia	Au	Independent Assessment and Valuation for AIM
2006	Zimbabwe Mining Bill	All	Preparation of industry submission to government
2006	Energem	Oil & Gas	Preparation of National Instrument Compliance
2006	Ncondedzi Coal	Coal	Technical & Corporate Listing Documentation
2006	Metallon International - Armenia	Gold & Base Metals	Prospectivity & Exploration Programme Preparation
2006	Hood Tantalite	Tantalite	Independent Techno Economic Valuation Report
2005	Harmony Randfontein 4 Shaft	Gold	Independent Valuation
2005	Gallery Gold	Gold	Independent Competent Person’s Report for disposal
2005	Stuart Coal	Coal	Independent Competent Person’s Report for disposal
2005	Elementis Chrome	Chrome	Independent Industry Review
2005	Diamond Core	Diamonds	Independent Competent Person’s Report
2005	Diamond Core	Diamonds	Fair & Reasonable Statement
2005	Kensington Resources	Diamonds	Independent Inspection & Certification of Laboratory
2005	Bayer Valuation	Chrome	Independent Valuation for Economic Empowerment Transaction
2005	Pangea Diamonds	Diamonds	Independent Competent Person’s Repor
2005	LionOre International	Nickel	Tati Nickel Review of Mineral Resources.
	Aquarius PSA2		Independent Competent Person’s Repor
2005	Aquarius	Platinum	Marikana Mineral Resources Review.
2005	LionOre International	Nickel	Nkomati Due Diligence and Transaction Value Calculations.
2005	LionOre International	Nickel	World Nickel market study for group corporate work.
2004	Avgold Limited	Gold	Fair & Reasonable Opinion on the Methodologies applied and Values attributed to the Mineral Assets of ET Cons
2004	Aquarius	Platinum	Update of Independent Valuation of Mimosa
2004	Aquarius	Platinum	Independent Techno-Economic Report and Fair and Reasonable Opinion tot the PIC, DBSA and IDC on the 26% BEE Transaction for AQPSA Document waived by the JSE.
2004	Mimosa Mining Company	Platinum	Mineral Resource and Ore Reserve Review
2004	Zimplats	Platinum	Zimplats Makwiro Valuation and Corporate Restructuring
2004	Assmang	Manganese	CGT Valuation
2004	Aquarius	Platinum	CGT Valuation
2004	Sishen South	Iron	CGT Valuation

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
2003	Unki Platinum Project	Platinum	CGT Valuation
2003	Hernic Ferrochrome (Pty) Ltd, Itochu Corporation	Chromite	Independent valuation of the Stellite Chromite Mine Joint Venture.
2003	African Diamond Holdings (Pty) Ltd	Diamonds	Independent techno-economic due diligence and valuation of African Diamond Holdings marine diamond concessions and diamond cutting operation in Walvis Bay, Namibia.
2003	Unki Platinum Project, Zimbabwe	Platinum	Techno-Economic Valuation Report & Fair & Reasonable Opinion
2003	Transvaal Ferrochrome Ltd	Ferrochrome	Independent Competent Person’s Report and Valuation as a bankable Document for Australian Stock Exchange Independent Competent Person’s Report and Valuation for the
2003	Aquarius Platinum (SA) (Pty) Ltd	Platinum	Everest South Project Independent valuation of Zimplats relative to the value of the
2002	Zimbabwe Platinum Mines Ltd	Platinum	Impala Platinum Ltd/AurionGold Ltd transaction.
2002	Mitsubishi Corporation	Ferrochrome	Expansion Report and Valuation on Hernic Ferrochrome (Pty) Ltd.
2002	Aquarius Platinum Ltd	Platinum	Acquisition Report on ZCE Platinum Ltd including the due diligence and valuation of Mimosa Mine in Zimbabwe.
2002	Freddev	Gold	Valuation of Mineral Rights & Royalties
2002	Barnex	Gold	Valuation of Mineral Rights & Royalties
2002	Western Areas	Gold	WA4 Project : Valuation of Mineral Rights & Royalty Agreement
2002	Mitsubishi	Ferrochrome	Expansion report and valuation
2002	Aquarius	Platinum	Acquisition Report
2001	Northam	Platinum	Valuation
2001	Mitsubishi Corporation	Ferrochrome	Due Diligence, Valuation and Acquisition Report
2001	Amcol Due Diligence	Bentonite	Independent due diligence and valuation on G&W
2001	Zimplats Impala Raising	Platinum	Circular to shareholders valuation report
2000	African Minerals	Varied	Independent competent person’s report
2000	Barnato Exploration Limited	Varied	Competent person’s report
2000	Durban Deep	Gold	Independent valuation report
2000	Iscor Limited	Varied	Independent valuation of exploration assets
1999	Harmony Gold Mining Co Ltd	Gold	Harmony / Kalgold / West Rand Cons
1999	Leighton Contractors	Tin	Pre-feasibility study Pemali Tin (Indonesia)
1999	Mitsubishi	Ferro-Chrome	Techno-economic valuation of Hernic Chrome
1998	Barnex Ltd	Wits Gold	Due diligence
1998	Camco	Diamonds	Independent Competent Person’s Report and valuation
1998	Crown Mines and DRD	Wits Gold	Valuation
1998	Egyptian Government	Phosphate	Due diligence and valuation
1998	Great Fitzroy Mines	Copper	Competent Person’s Report and Valuation
1998	Iscor Mining	Greenstone Gold	Due diligence and valuation
1998	JCI Ltd	Wits Gold	Competent Person’s Report
1998	Randgold & Exploration Co Ltd	Gold	Competent Person’s Report
1998	Western Areas	Wits Gold	Competent Person’s Report
1997	CBR Mining	Coal	Due diligence
1997	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report
1997	G&W Base	Bentonite	Due diligence
1997	JCI Ltd	Wits Gold	Competent Person’s Report
1997	Opaline Gold	Greenstone Gold	Competent Person’s Report
1997	Penumbra	Coal	Due diligence
1997	Randgold & Exploration Co Ltd	Greenstone Gold	Competent Person’s Report
1997	Rondebult Colliery	Coal	Due diligence
1996	African Mining Corporation*	Alluvial Gold	Project valuation
1996	Australian Platinum Mines NL	Platinum	Due diligence
1996	Benoni Gold Holdings Ltd	Wits Gold	Competent Person’s Report
1996	Consolidated Metallurgical Industries	Ferrochrome	Competent Person’s Report and valuation
1996	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report
1996	Harmony Gold Mining Co Ltd	Wits Gold	Competent Person’s Report
1996	JCI Ltd	Wits Gold	Valuation
1996	Rand Leases Properties Ltd	Wits Gold	Competent Person’s Report and valuation
1996	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1995	African Mines Limited*	Greenstone Gold	Project valuation
1995	Barney-Seidle Arbitration	Granite	Project valuation arbitration
1995	Mopet Oil*	Oil and Gas	Market analysis facilitator
1995	Randgold & Exploration Co Ltd	Wits Gold	Competent Person’s Report and valuation
1995	Randgold Durban Deep	Wits Gold	Competent Person’s Report and valuation
1995	Randgold Harmony Unisel Merger	Wits Gold	Competent Person’s Report and valuation
1994	Aurora Exploration	Varied - Industrials	Competent Person’s Report and valuation
1994	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1994	CRA (Australia)	Iron Ore	Due diligence
1994	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report and valuation

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
1994	Ghana Gold Mines*	Greenstone Gold	Due diligence and valuation
1994	Gold Fields of SA Ltd	Wits Gold	Competent Person’s Report and valuation
1994	Hernic Chrome	Ferro-Chrome	Valuation and Strategic Analysis
1994	Inca	Magnesium	Due diligence and valuation
1994	Mitsubishi	Ferrochrome	Due diligence and valuation
1994	Namco*	Diamonds	Competent Person’s Report and valuation
1994	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1993	Namibia Oil & Gas licence applications	Oil & Gas	Working with Paul Blair licence applications
1993	Atomic Energy Commission	Uranium	Strategic Analysis
1993	Eskom	Base metals	Strategic Analysis
1993	JCI	Wits Gold	Financial Planning Analysis (Rehabilitation)
1993	Lonrho	Platinum	Financial Planning Analysis (Rehabilitation)
1993	Rand Mines Properties	Varied	Mineral rights evaluation
1992	Barbrook Gold Mines	Greenstone Gold	Ore resource modelling and mine valuation
1992	Rand Merchant Bank	Copper	Ore resource modelling and project valuation
1992	Rembrandt	Platinum	Mine valuation (Northam Platinum)
1992	West Rand Cons	Wits Gold	Ore resource modeling and mine valuation
1991	Rand Merchant Bank	Wits Gold	Ore reserve evaluation (Westonaria Gold Mine)
1991	Rembrandt (Gold Fields of SA)	Varied	Due diligence, valuation and strategic analysis
1991	Standard Merchant Bank	Greenstone Gold	Due diligence and valuation (Eersteling Gold Mine)
1990	Sequence Oil and Gas	Oil & Gas	Due Diligence Report
1990	Atomic Energy Corporation	Nuclear Fuels	Strategic analysis
1990	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1990	Eskom	Copper/Zinc	Strategic Market Analysis (Toll Smelter potential)
1990	Freddies Minerals	Feldspar - Industrials	Due diligence
1990	Industrial Machinery Supplies	Coal	Strategic analysis and valuation (Bricketting plant)
1990	Knights Gold Mine	Wits Gold	Competent Person’s Report
1990	Rand Merchant Bank	Diamonds	Due diligence and valuation (Alluvial Mine)
1990	Corex	Oil & Gas	Evaluation of prospectivity
1990	Rand Merchant Bank	Lead/Zinc	Due diligence and valuation (Miranda Mine)
1990	Rand Mines	Varied	Corporate Strategic Analysis
1990	Rhogold	Wits Gold	Ore resource modeling
1990	Rice Rinaldi	Coal	Due diligence and valuation
1990	Sub Nigel Gold Mine	Wits Gold	Due diligence and valuation
1990	Zaaiplaats Tin Mine	Tin	Due diligence and valuation
1989	Avontuur Diamond Mines	Diamonds	Due diligence and valuation
1989	Granite Consolidated Mining	Granite	Due diligence and valuation
1989	Osprey Gold Mine	Greenstone Gold	Due diligence and valuation
1989	Rand Leases Gold Mine	Wits Gold	Ore resource modeling
1989	Rand Merchant Bank*	Varied	Mineral portfolio analysis (Swanson Rights)
1989	Rhovan	Vanadium	Competent Person’s Report and valuation
1989	Vanamin Severrin Mining	Vanadium	Due diligence and valuation
1989	Zimco	Andalusite	Competent Person’s Report and valuation
1988	Mullet Slate	Slate	Due diligence and valuation
1988	Rand Merchant Bank	Wits Gold	Risk assessment analysis (Peritus Exploration)
1988	Wit Nigel Gold Mine	Wits Gold	Ore resource modelling

5.	I have visited the project site on 16th November 2011 for the entire length of the day;

6.	I have read the definition of “Qualified Person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

9.	I am responsible for all of the Technical Report;

10.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer as described in section 1.5 of NI 43-101; and

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 27th day of March 2012 at Johannesburg, South Africa.

/s/ Andrew.N.Clay
ANDREW.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
MANAGING DIRECTOR, VENMYN

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

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Mpai Motloung

Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton

2146

South Africa

Telephone: +27 11 783 9903

Fax: +27 11 783 9953

CERTIFICATE OF CO-AUTHOR

I, Mpai Motloung, do hereby certify that:-

1.	I am a Mineral Project Analyst of Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton. 2146

South Africa

2.	I graduated with a B.Sc.Hons (Geology) degree from the University of Pretoria in 2006;
3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Professional Natural Scientist	South African Council for Natural Scientific Professions	2011
Member	Geological Society of South Africa	2006
Member	South African Institute of Mining and Metallurgy	2011

4.	I have practiced my profession from 2005 to currently. My relevant experience for the purpose of the technical report (the “Technical Report”) dated 29th February 2012 and entitled “ National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo” is:-

YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION	INVOLVEMENT
2011	African Exploration Mining and Finance Company	Coal	Valuation Statement on the T Project, Mpumalanga, South Africa	Resource Estimation Verification and Report Compilation

2011	Scinta Resources Ltd	Coal	High Level Due Dilligence on the Ermelo Mines and Davel Project, Mpumalanga	Due Dilligence on the Resource Estimaton

2011	African Consolidated Resources	Gold	A statistical analysis on the borehole and sampling data compiled for the Gadzema Project, Zimbabwe.	Technical Analyst

2011	Sudor Coal	Coal	SAMREC compliant short-form Technical Resource Statement of their Coal Projects in Bethal, Mpumalanga	Main Author and Estimator

2011	Dunrose Investments 244 (Pty) Ltd	Coal	JORC Compliant Resource Statement for the Colenso Coal Project, KZN	Main Author and Estimator

2010	Loncor Resources Inc.	Gold	Update of the NI 43-10 Technical Report on their Ngayu Gold Project, Oriental Province, Democratic Republic of the Congo	Main Author

2010	Gentor Resources Limited	Copper and associated metals	Update of the NI 43-10 Technical Report on their Copper Projects in the Sultanate of Oman	Main Author

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YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION	INVOLVEMENT
2010	Sylvania Resources Limited	Chromite and PGE's	AIM and JORC Competent Person's and Expert Opinion Reports for the Redomicile of Sylvania Platinum's listing from ASX to AIM	Main Author for exploration Projects and Project Co- ordinator.

2010	Gentor Resources Limited	Copper and associated metals	NI 43-101 Technical Reports on their Copper projects in the Sultanate of Oman.	Main Author

2010	West Wits Limited	Gold and Uranium	JORC compliant short-form Techno-Economic Statement on their Rand Lease Property, Witwatersrand Basin.	Main Author

2010	Miranda Coal Pty (Ltd)	Coal	SAMREC compliant short-form Technical Resource and Valuation Statements for 6 exploration properties.	Main Author and resource estimation

2010	Loncor Resources Inc.	Gold	NI 43-101 Technical Reports on their gold projects in the DRC.	Main Author

2009	Sylvania Resources Limited	Chromite and PGE's	Valuation of the company's mineral assets by means of short-form SAMREC code Compliant Techno-Economic Statements.	Main Authour for exploration projects

2009	Sephaku Holdings Ltd,	Tin and limestone	Canadian National Instrument NI 43-101 compliant short form Competent Person’s Report for their greenfields projects in South Africa.	Researcher and Contributor

2009	George Forest	Cement	Geology and resources for their CILU Cement Project, DRC, Competent Person’s Report.	Researcher and Contributor

2009	World Wide Coal Ltd.	Coal	Data verification for a mineral resource statement for a due diligence on their projects in the Witbank coal field.	Contributor for Mineral Resource estimation

2009	Gatumba Mining Company Ltd.	Tin/Tantalum	National Instrument NI 43-101 compliant Preliminary Assessment on the Gatumba South Project in Rwanda.	Main Author

2009	Bongani Minerals	Tungsten	Preliminary Assessment on their Riviera Tungsten deposit in the Western Cape Province.	Main Author

2009	Zambezi Gas	Coal	Resource modelling and estimation for the Entuba coal project, Zimbabwe.	Researcher and Contributor

2008	Minero Zinc (Pty) Ltd	Zinc/lead	Techno-economic valuation of their Pering Zinc deposit in the Western Cape.	Researcher and Contributor

2008	Marula Mines Ltd	Iron ore	Techno-economic valuation and Environmental Statement of the Opon Mansi Iron Ore Project.	Researcher and Contributor

2008	Firestone Energy Ltd	Coal	Technical Statement for the farms Vetleegte and Olieboomfontein.	Main Author

5.	I have visited the project site on the 16th November 2011;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;

7.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

8.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101; and

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10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 27th day of March 2012 at Johannesburg, South Africa.

/s/ Mpai M. Motloung
MPAI M. MOTLOUNG B.Sc.Hons (Geol.), GDE(Mining) Pr. Sci. Nat. MGSSA, MSAIMM
MINERAL INDUSTRY ADVISOR

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Appendix 4: The Licenses for Manguredjipa Project

REPUBLIQUE DEMOCRATIQUE DU CONGO

CADASTRE MINIER

CERTIFICAT DE RECHERCHES

N°CAMI/CR/2839/2007

Conformément aux dispositions des articles 47 et 51 de la Loi n°007/2002 du 11 juillet 2002, portant Code Minier, ainsi qu'à celles de l'article 109 du Décret n°038/2003 du 26 mars 2003 portant Règlement Minier ; et en exécution de l'Arrêté Ministériel n° *2498/CAB.MIN.MINES/01/2007* du *05/02/2007* ou prenant acte de l'Octroi d'office (1), le présent **CERTIFICAT DE RECHERCHES** est délivré à *BANRO CONGO MINING SARL* résidant ou ayant son siège social sur *Ave. Des Aviateurs, UBC Center, 7ème étage, Kinshasa/Gombe, Rép. Dém. Du Congo* (1).

Le **PERMIS DE RECHERCHES** n° *1718*, composé de *134* carrés confère à son titulaire le droit exclusif d'effectuer les travaux de recherche de substance(s) minérale(s) suivante(s) : *Or, Etain, Cuivre, Platine, Argent, Wolframite, Cobalt, Niobium et Tantale* à l'intérieur du périmètre situé dans le Territoire de *LUBERO*, District de *NORD-KIVU*, Province de *NORD-KIVU* et dont les coordonnées géographiques des sommets repris à l'Annexe I.

Ce **PERMIS DE RECHERCHES** est valable pour une durée de *5* ans, allant du *05/02/2007* au *04/02/2012*.

Le titulaire est tenu, sous peine de déchéance de son droit, de commencer les travaux dans les **6 mois** de la délivrance du présent titre en ayant préalablement fait approuver son Plan d'Atténuation et de Réhabilitation de l'environnement.

Délivré à Kinshasa, le 07 MAR 2007

DIRECTEUR GENERAL

Jean-Félix MUPANDE

(REPUBLIQUE DEMOCRATIQUE DU CONGO – CADASTRE MINIER)

<u>Approbation du P.A.R.</u>

Décision DPEM N° ..../ **DPEM /**..........

Date : ....

<u>Visa D.G.</u>

<u>Mentions spécifiques</u> :

- Toute modification ultérieure du présent CERTIFICAT DE RECHERCHES sera, selon le cas, portée au dos de ce titre ou reprise dans une des annexes complémentaires qui en feront parties intégrantes.
- Il est strictement interdit au titulaire du CERTIFICAT DE RECHERCHES d'entreprendre des travaux d'exploitation à l'intérieur du périmètre couvert par le présent permis.

(1) Biffer les mentions inutiles

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CAMI

REPUBLIQUE DEMOCRATIQUE DU CONGO

CADASTRE MINIER

CERTIFICAT DE RECHERCHES

N°CAMI/CR/2800/2007

Conformément aux dispositions des articles 47 et 51 de la Loi n°007/2002 du 11 juillet 2002, portant Code Minier, ainsi qu'à celles de l'article 109 du Décret n°038/2003 du 26 mars 2003 portant Règlement Minier ; et en exécution de l'Arrêté Ministériel n° *2499/CAB.MIN.MINES/01/2007* du *05/02/2007* ou prenant acte de l'Octroi d'office (1), le présent **CERTIFICAT DE RECHERCHES** est délivré à *BANRO CONGO MINING SARL* résidant ou ayant son siège social sur *Ave. Des Aviateurs, UBC Center, 7ème étage, Kinshasa/Gombe, Rép. Dém. Du Congo* (1).

Le **PERMIS DE RECHERCHES** n° *1719*, composé de *246* carrés confère à son titulaire le droit exclusif d'effectuer les travaux de recherche de substance(s) minérale(s) suivante(s) : *Or, Etain, Cuivre, Platine, Argent, Wolframite, Cobalt, Niobium et Tantale* à l'intérieur du périmètre situé dans le Territoire de *LUBERO*, District de *NORD-KIVU*, Province de *NORD-KIVU* et dont les coordonnées géographiques des sommets repris à l'Annexe I.

Ce **PERMIS DE RECHERCHES** est valable pour une durée de *5* ans, allant du *05/02/2007* au *04/02/2012*.

Le titulaire est tenu, sous peine de déchéance de son droit, de commencer les travaux dans les **6 mois** de la délivrance du présent titre en ayant préalablement fait approuver son Plan d'Atténuation et de Réhabilitation de l'environnement.

Délivré à Kinshasa, le 07 MAR 2007

Approbation du P.A.R.

Décision DPEM N° ..../ **DPEM** /..........

Date : ....

Visa D.G.

DIRECTEUR GENERAL

Jean-Félix MUPANDE

Mentions spécifiques :

- Toute modification ultérieure du présent CERTIFICAT DE RECHERCHES sera, selon le cas, portée au dos de ce titre ou reprise dans une des annexes complémentaires qui en feront parties intégrantes.
- Il est strictement interdit au titulaire du CERTIFICAT DE RECHERCHES d'entreprendre des travaux d'exploitation à l'intérieur du périmètre couvert par le présent permis.

(1) Biffer les mentions inutiles

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REPUBLIQUE DEMOCRATIQUE DU CONGO

CADASTRE MINIER

CERTIFICAT DE RECHERCHES

N°CAMI/CR/103./2003

Conformément aux prescrits des articles 47, alinéa 1er, et 51, alinéa 2, de la Loi n°007/2002 du 11 juillet 2002 portant Code Minier ainsi qu'aux dispositions de l'article 109, alinéas 1er et 2, du Décret n°038/2003 du 26 mars 2003 portant Règlement Minier ; et

En application de ~~l'Arrêté Ministériel n°~~ .... du .... ~~portant octroi ou de~~ la Décision d'octroi d'office(1) du PERMIS DE RECHERCHES n° 1380 au nom de BANRO CONGO MINING SARL résidant ou ayant son siège social à Avenue des Aviateurs, Immeuble UBC Center 7e étage, C/Gombe, Kinshasa

Il a été établi au nom du (de la) précité(e) (1) le présent CERTIFICAT DE RECHERCHES constatant ledit PERMIS DE RECHERCHES qui lui confère le droit exclusif d'effectuer, du 25 Oct 2003 au 24 Oct 2008, les travaux de recherche de SUBSTANCE(s) MINERALE(s) suivante(s) : Au, Sn, Cu, Co, Pt, Ag, W, Nb et Ta et, le cas échéant, des SUBSTANCES ASSOCIEES OU NON ASSOCIEES s'il (elle) (1) en a demandé l'extension à l'intérieur du PERIMETRE composé de 323 carrés situés dans le Territoire de Lubero, District de Nord - Kivu, Province de Nord - Kivu

Les coordonnées géographiques des sommets sont reprises dans l'Annexe I portant Configuration du périmètre initial qui fait partie intégrante du présent CERTIFICAT.

Délivré à Kinshasa, le 20 Nov. 2003

DIRECTEUR GENERAL

Ambroise MBAKA KAWAYA SWANA

Mentions spécifiques :

Il est rappelé au Titulaire de ce titre minier qu'en application de l'article 592 du Règlement Minier, il est tenu de respecter les dispositions du Chapitre VI du Titre XVIII dudit Règlement visant la mise en conformité environnementale des opérations exécutées en vertu de son PERMIS DE RECHERCHES.

Toute modification ultérieure du présent CERTIFICAT DE RECHERCHES sera, selon le cas, portée au dos de ce titre ou reprise dans une des annexes complémentaires qui en feront parties intégrantes.

(1) Biffer les mentions inutiles

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REPUBLIQUE DEMOCRATIQUE DU CONGO

CADASTRE MINIER

CERTIFICAT DE RECHERCHES

N°CAMI/CR/102/2003

Conformément aux prescrits des articles 47, alinéa 1er, et 51, alinéa 2, de la Loi n°007/2002 du 11 juillet 2002 portant Code Minier ainsi qu'aux dispositions de l'article 109, alinéas 1er et 2, du Décret n°038/2003 du 26 mars 2003 portant Règlement Minier ; et

En application de ~~l'Arrêté Ministériel n°~~ .... ~~du~~ .... ~~portant octroi ou de~~ la Décision d'octroi d'office(1) du PERMIS DE RECHERCHES n° 1381 au nom de BANRO CONGO MINING SARL résidant ou ayant son siège social à Avenue des Aviateurs, Immeuble UBC Center, 7e étage, C/Gombe, Kinshasa

Il a été établi au nom du (de la) précité(e) (1) le présent CERTIFICAT DE RECHERCHES constatant ledit PERMIS DE RECHERCHES qui lui confère le droit exclusif d'effectuer, du 25 Oct. 2003 au 24 Oct. 2008 , les travaux de recherche de SUBSTANCE(s) MINERALE(s) suivante(s) : Au, Sn, Cu, Co, Pt, Ag, W, Nb et Ta et, le cas échéant, des SUBSTANCES ASSOCIEES OU NON ASSOCIEES s'il (elle) (1) en a demandé l'extension à l'intérieur du PERIMETRE composé de 211 carrés situés dans le Territoire de Lubero, District de Nord-Kivu, Province de Nord-Kivu

Les coordonnées géographiques des sommets sont reprises dans l'Annexe I portant Configuration du périmètre initial qui fait partie intégrante du présent CERTIFICAT.

Délivré à Kinshasa, le 20 Nov. 2003

DIRECTEUR GENERAL

Ambroise MBAKA KAWAYA SWANA

Mentions spécifiques :

Il est rappelé au Titulaire de ce titre minier qu'en application de l'article 592 du Règlement Minier, il est tenu de respecter les dispositions du Chapitre VI du Titre XVIII dudit Règlement visant la mise en conformité environnementale des opérations exécutées en vertu de son PERMIS DE RECHERCHES.

Toute modification ultérieure du présent CERTIFICAT DE RECHERCHES sera, selon le cas, portée au dos de ce titre ou reprise dans une des annexes complémentaires qui en feront parties intégrantes.

(1) Biffer les mentions inutiles

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Appendix 5: Letters from the CAMI to Loncor with Regard to the Force Majeure

REPUBLIQUE DEMOCRATIQUE DU CONGO

CAMI

CADASTRE MINIER **Fait à Kinshasa, le** 26 MAR 2009

N° Réf./CAMI/DG/ 599 /2009

Transmis copie pour information à :

- Son Excellence Monsieur le Ministre des Mines
- Son Excellence Monsieur le Vice-Ministre des Mines

(Tous) à **KINSHASA/GOMBE**

- Son Excellence Monsieur le Gouverneur de Province du Nord-Kivu ;
- Honorable Monsieur le Président de l'Assemblée Provinciale du Nord-Kivu

(Tous) à GOMA

A la société Loncor Ressources Congo sprl
15, Avenue de la Paix
à KINSHASA/GOMBE

Objet : Agrément du cas de force majeure de la société Loncor Ressources Congo sprl

Messieurs,

Nous accusons réception de votre lettre référencée 009/GM/GT/Loncor/CAMI/02-09 du 25 février 2009 relative au recours contre la lettre référencée CAMI/DG/463/2009 portant rejet d'agrément de la persistance du cas de force majeure affectant l'exercice et la jouissance de vos permis de Recherches n°s 1374 à 1406, 3383, 3384 et 3387.

Après examen de votre recours et tenant compte de l'option levée par les autorités politico-administratives du Pays, exprimée à travers les correspondances ci-après :

- Lettre du Ministre des Mines référencée CAB.MIN.MINES/01/0259/2009 du 19 mars 2009, prise en exécution de la décision du Conseil des Ministres du 10 mars 2009 d'accorder certaines faveurs aux Entreprises minières œuvrant dans la Province du Nord-Kivu notamment celles détentrices des titres miniers de recherches et déclarant en même temps la fin de la guerre à l'Est du Congo ;

- *Croisement des Avenues KASA-VUBU et MPOLO, Immeuble ex B.C.A*

Kinshasa/Gombe

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2

Lettre n°258/CAB-PRES/DC/ASS.PROV.NK/2009 du 07 mars 2009 du Vice-Président de l'Assemblée Provinciale du Nord-Kivu, reconnaissant l'insécurité dans la province du Nord-Kivu due aux affrontements entre les différents groupes armés tant nationaux qu'étrangers et demandant au Cadastre Minier de revenir sur sa décision de refus d'agrément du cas de force majeure sollicité par la société Loncor ;

- Lettre n°01/202/CAB/GP-NK/2009 du 03 mars 2009 du Gouverneur de Province du Nord-Kivu invitant le Cadastre Minier à agréer le cas de force majeure sollicité par la société Loncor pour cause de guerre dans sa Province.

Eu égard à ce qui précède, le Cadastre Minier accède à votre requête et agrée votre cas de force majeure pour une durée d'un an, 5 mois et 16 jours, soit du 25 septembre 2007, date de la notification du cas de force majeure au Cadastre Minier au 10 mars 2009, date de la déclaration officielle de la fin de la guerre à l'Est du Pays par le Gouvernement de la République.

Par conséquent, la durée de validité de vos droits miniers sera prorogée d'un an, 5 mois et 16 jours par Arrêté du Ministre.

Toutefois, le Cadastre Minier tient à porter à votre connaissance les précisions ci-après :

- Le 1er cas de force majeure affectant l'exercice et la jouissance de vos droits miniers avait été agréé pour une durée de 2 ans, soit du 1er janvier 2005 au 31 décembre 2006 et la durée de validité de vos droits miniers a été prorogée par conséquent de 2008 à 2010;
- Le Gouvernement de la République ayant déjà déclaré la fin de la guerre à l'Est du Pays lors de son Conseil des Ministres du 10 mars 2009, la société Loncor Ressources Congo sprl est assujettie au paiement des droits superficiaires annuels 2009 au prorata temporis à partir du 11 mars 2009 au 31 décembre 2009 ;
- La présente décision d'agrément de votre cas de force majeure n'implique pas le remboursement des droits superficiaires déjà payés au profit du Trésor Public.

Veuillez agréer, Messieurs, l'expression de notre considération distinguée.

Pour le Directeur Administratif en congé
Jean-Marie KABALE KALONDA
Directeur Financier

Jean-Félix MUPANDE KAPWA
Directeur Général

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RÉPUBLIQUE DEMOCRATIQUE DU CONGO

CAMI

A traiter

CADASTRE MINIER Fait à Kinshasa, le 06 MAY 2009

N° Réf./CAMI/DG/1146/2009

Transmis copie pour information à :

- Son Excellence Monsieur le Ministre des Mines ;
- Son Excellence Monsieur le Vice-Ministre des Mines ;
- Monsieur le Directeur Général de la DGRAD.

(Tous) à KINSHASA/GOMBE

A la société Banro Congo Mining Sarl
Concessions SAFRICAS
Tél 0813686096
à KINSHASA/NGALIEMA

Objet : Agrément du cas de force majeure de la société Banro Congo Mining Sarl

Messieurs,

Nous accusons réception de votre lettre référencée BCM/GM/028/04/09 du 20 avril 2009 relative à l'objet repris en marge et vous en remercions.

Après examen et tenant compte de l'option levée par les autorités politiques du Pays, exprimée à travers les correspondances ci-après :

- Lettre du Ministre des Mines référencée CAB.MIN/MINES/01/0259/2009 du 19 mars 2009, prise en exécution de la décision du Conseil des Ministres du 10 mars 2009 d'accorder certaines faveurs aux Entreprises œuvrant dans la province du Nord-Kivu ;
- Lettre du Ministre des Mines référencée CAB.MIN/MINES/01/0289/2009 du 31 mars 2009 prise en complément de la lettre référencée CAB.MIN/MINES/01/0259/2009 du 19 mars 2009 ;

le Cadastre Minier accède à votre requête et agrée votre cas de force majeure pour les permis de Recherches n°s 1714 à 1719, 1720 à 1723, 1726 et 1727 pour une durée d'un an, 4 mois et 16 jours, soit du 16 octobre 2007 au 10 mars 2009.

- Croisement des Avenues KASA-VUBU et MPOLO, Immeuble ex B.C.A
Kinshasa/Gombe

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2

S'agissant de la période additionnelle, nous prenons acte de la durée de 6 mois nous proposée à titre de durée additionnelle, ce qui porte en conséquence la durée de votre cas de force majeure à 1 an, 10 mois et 22 jours.

Ainsi, la durée de validité de vos droits miniers ci-haut cités sera prorogée par Arrêté du Ministre des Mines, conformément aux prescrits des articles 86 alinéa 4 et 88 du Règlement Minier, pour une période égale à 1 an, 10 mois et 22 jours.

Par ailleurs, nous vous invitons à payer vos droits superficiaires au prorata temporis, à l'expiration de la période additionnelle de 6 mois vous accordée, soit du 11 septembre 2009 au 31 décembre 2009.

Veuillez agréer, **Messieurs**, l'expression de notre considération distinguée.

Chantal LEMBO BASHIZI

Directeur Administratif

RÉPUBLIQUE DÉMOCRATIQUE DU CONGO
CADASTRE MINIER

Jean-Félix MUPANDE KAPWA

Directeur Général

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CAMI to LONCOR.

REPUBLIQUE DEMOCRATIQUE DU CONGO

CAMI

CADASTRE MINIER **Fait à Kinshasa, le** 27 AVR 2009

N° Réf./CAMI/DG/ 856 /2009

Transmis copie pour information à :

- Son Excellence Monsieur le Ministre des Finances
- Son Excellence Monsieur le Ministre des Mines
- Monsieur le Directeur Général de la DGRAD

(Tous) à KINSHASA/GOMBE

- Son Excellence Monsieur le Gouverneur de province du Nord-Kivu
- Honorable Président de l'Assemblée Provinciale du Nord-Kivu

(Tous) à GOMA/NORD-KIVU

A Monsieur Ghislain Teulingkx,
Gérant de la société Loncor Ressources Congo Sprl
15, Avenue de la Paix
à KINSHASA/GOMBE

Objet : Accusé de réception
Dossier : Cas de force majeure de la société Loncor Ressources Congo SPRL.

Monsieur,

Nous accusons réception de votre lettre n°017/GT/GM/Loncor/CAMI/04-09 du 1er avril 2009 par laquelle vous nous notifiez la période additionnelle consécutive à l'agrément de votre cas de force majeure et vous informez, par la même occasion, que les droits superficiaires payés du 25 septembre 2007 au 31 décembre 2008 et dont le montant s'élève à USD 302.282,255 constituent une créance de la société Loncor Ressources Congo Sprl sur le paiement des droits superficiaires, au prorata temporis, des droits superficiaires dus à partir de la cessation du cas de force majeure.

Y faisant suite, nous portons à votre connaissance ce qui suit :

- S'agissant de la période additionnelle, le Cadastre Minier vous rappelle qu'il ne lui appartient pas d'accorder d'office une période additionnelle car, conformément aux prescrits de l'article 85 du Règlement Minier, l'initiative appartient au titulaire.

  Ainsi, le Cadastre Minier prend acte de la durée additionnelle de 6 mois lui notifiée, ce qui porte en conséquence la durée de votre cas de force majeure à 1 an, 11 mois et 16 jours ;

- Croisement des Avenues KASA-VUBU et MPOLO, Immeuble ex B.C.A

Kinshasa/Gombe

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2

- Par contre, concernant le report des droits superficiaires payés par la société Loncor Ressources Congo Sprl du 25 septembre 2007 au 31 décembre 2008, il y a lieu de noter ce qui suit :

    1) Les droits superficiaires étant devenus une recette du Trésor, le Cadastre Minier n'a aucune prérogative à ce sujet ;

    2) A cet effet, nous vous demandons en conséquence d'adresser votre requête aux autorités en charge du Trésor Public ;

    3) Toutefois, en attendant la suite qui vous sera réservée à ce sujet et en vue de maintenir la validité de vos droits miniers, nous vous invitons à payer vos droits superficiaires au prorata temporis, à l'expiration de la période additionnelle de 6 mois vous accordée, soit du 11 septembre 2009 au 31 décembre 2009.

Veuillez agréer, **Monsieur**, l'expression de notre considération distinguée.

Chantal LEMBO BASHIZI
Directeur Administratif

Jean-Félix MUPANDE KAPWA
Directeur Général

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Appendix 6: Historical Exploration Activity for Manguredjipa Project

DATE	COMPANY	ACTIVITY
1914	Harker, Scrutton Mission	First alluvial platinum mineraliszation discovered, near the Bikali gorge in the Upper Lubero basin

1923 (July to August)	Scrutton and Gibbons	Reconnaissance work on the northern bank of the Lubero River, between Bikali gorge and Lubero Town

1923	Scrutton	Reconnaissance work on the southern bank of the Lubero River, upstream of Bikali.
(September to December)	Scrutton, Gibbon and Schellinck	Reconnaissance work on the southern west bank of the Lubero River, between Bikali and Kayumba

1924 (November)	Brisbois	Reconnaissance work of the Upper Lubero River and Lubero tributaries intersected by the Lubero-Lutunguru

1925 - 1927	Dorsifang, and Stinglhamber	Reconnaissance work of the Upper Lubero River and Lubero tributariesto the east of the Lubero Town

1926	Schellinck, Evrard, Ferdinandi and Stinglamber	Prospecting of the Lower Tayna basin

1926 to 1927	Dorsifang, Petit, Koren, Stinghlamber	Prospecting of the Lower Lubero basin

1927		Placer deposits of the Upper Lubero Basin and of the Ibina Basin were partly prospected

	Dorsifang	Reconnaissance work on the between Kanabiro and Loya
	Donkerwoleke	Prospecting of the Kabiro River
1927 to 1928	Burton	Prospecting of the Kabiro River (Maitani Flat)
	Kinet	Prospecting of the Kabiro River (Zones I-IV)

1928	Dorsifang	Reconnaissance work on the Kanabiro, Lindi and Lungu Basins

1928	Kinet	Reconnaissance work on the Luhule River

1928 to early 1929	Staes	Reconnaissance work on the Kanabiro, Lingwe and prospecting of thw Lower Lubero Basin and of the Batubili Basin

1928 to 1930	Scrutton Mission	Explored the payable platinum alluvial deposits in the Upper Lubero between Lubero, Kimbulu and
	Kinet	Prospecting of the Lubero River (Zone III) between the Kabiro- Lubero junction and the confluence of the Lubero with the Munialimi

1929	Kinet	Prospecting of the Lubero River (Zone III) from the Kabiro-Lubero juntion to the Lubero-G8 Lubero, Munialimi Junction
	Scrutton	Reprospecting of Lubero (Kesea and Kalikuku)

	Vallem and Kinet	Prospecting of the Lubero Zone III area
Reprospecting of the Lubero River Zone II between Kanyanza and Kabitende Junctions
1929 to 1930	Ansseau	Reprospecting of the Lubero River Zone II f the Kibatsero flat
Reprospecting of the Lubero Tributaries
	Kinet and Ansseau	Prospecting of the Lwaia-D7 Lubero (Zone III)

1930	du Trieu de Terdonck	Prospecting of the Lubero River (Zone III)

1930	du Trieu de Terdonck	Prospecting of the G9 Lubero- Kamosasenge

1931	Duvigneau	Prospecting of Lenda Basin

Geological reconnaissance of the following areas: Luntunguru,

1932	Vilain	Bambia, Mukuku, Lower Tayna, Lower Lubero, Upper Kanabiro,

Loya, West Lenda, Motokolea

1932	Vilain	Reconnaissance work on the Luhule Basin, upstream from the road from Butembo to Musao

1932 to 1933	Kinet and Ansseau	Reprospecting of the basin of the Middle Lubero

1932	Besobrasow and Bureau	Prospecting of the Kitahoga Basin, Upper Lubero

1932	Janmart	Prospecting of the Ebiame Basin

1933	du Bois	Reconnaissance work on the Mobissio Basin (Lower and Upper Monissio)

1934 to 1938		Mining Test work was conducted in the Upper Lubero deposits

1934	Petit Jean and Weidig	Prospecting of the Lower Ibina Basin

1934 to 1935	Petit Jean, Weidig, Lafontaine and Jaquier	Prospecting of the Lower Sauma, of the Biabune Basin and the Lower Ibina

1934 to 1935	Annsseau	Reconnaissance of the right bank of the Kanabiro River and the Loya, Dobu, Lingwe and Ebiame Rivers

1934 to 1935	Lhoest	Geological reconnaissance of the following areas: Ituri, Ibina, Luhule, Etabe, Amalutu, Liha and Etembo Basins

	Strauss and Jacquier	Prospecting of the Lungu and Etaeta Basins, and Reconnaissance of the Mutumo Basin
	Bureau	Prospecting of the Knabiro and Loya Basins
	Strauss	Reconnaissance of the left-hand tributaries of the Kanabiro
1935	Ansseau	Prospecting of the Lindi River
	Foos	Reprospecting of the Lower Kabiro downstream from the Maitani mining area
	Kazmitcheff and Foos	Reconnaissance of the Lower Lubero

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012

69

DATE	COMPANY	ACTIVITY
1935 to 1936	Ansseau	Exploration of the left-hand bank of the Kanabiro

1935 to 1936	Ansseau and Strauss	Exploration of the Lower Kanabiro

	Kazmitcheff, Foos and Collin	Exploration of the Lower Lubero Basin
1936	Kazmitcheff and Collin	Reconnaissance of the Tayna Basin
	Kazmitcheff and Collin	Reconnaissance of the Luholu Basin

1937	Lhoest	Reconnaissance of the Ibina Basin downstream from the Biakatu confluence

1937	Kazmitcheff and Collin	Prospecting of the Lulemo, D1Lulemo-Musumumbu and of the Upper Luholu Basin

1938	Kazmitcheff and Fraipont	Reconnaissance of the Upper Lindi

1939 to 1941	Kazmitcheff and Fraipont	Exploration of the Ibina Basin and Reconnaissance of Ibina, upstream from the Lumwa and Lubusu Rivers

1941	Kazmitcheff, Fraipont and Lafontaine and Samain	Prospecting of the Middle and Lower Lubero

1941 to 1942	Lafontaine and Fraipont	Reconnaissance of the Lindi River from the headspring to the junction of the Luho River

1942 to 1943		Mining Test work was conducted in the Upper Lubero deposits

1943 to 1944	P.Lenk-Chevitch	Exploration of the Lower Lungu Basin and of the Upper Lenda

1946	Ansseau and Truyen	Prosepecting of the Lubereri, Luwate, and Lulemo

1953 to 1956	Quinet	Exploration in the Lungu Basin

1957 to 1958	Kayser	Geochemical prospecting in the Lower Lubero Basin

1958 to 1960	Kayser and congolese prospectors	Geochemical exploration in the Lower Middle and Lubero Basin

1972		BRGM North-Kivu Mission: summarises the field sampling results, with no mention of Lubero Platinum

Source: Venmyn, 2008

NI 43-101 Technical Report on the Manguredjipa Project, DRC	February 2012